Exhibit 99.1

SILVER WHEATON

SILVER WHEATON CORP.

INITIAL ANNUAL INFORMATION FORM

FOR THE FOUR MONTHS ENDED DECEMBER 31, 2004

March 29, 2005

Suite 1560, 200 Burrard Street

Vancouver, BC  V6C 3L6

SILVER WHEATON CORP.

INITIAL ANNUAL INFORMATION FORM

FOR THE FOUR MONTHS ENDED DECEMBER 31, 2004

INTRODUCTORY NOTES

Cautionary Note Regarding Forward-Looking Statements

This annual information form contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, reserve determination and reserve conversion rates, the timing and amount of estimated future production, costs of production and currency fluctuations.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Silver Wheaton Corp. (“Silver Wheaton”) to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to the future price of silver, the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business — Risk Factors” in this annual information form.  Although Silver Wheaton has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Currency Presentation and Exchange Rate Information

This annual information form contains references to United States dollars and Canadian dollars.  All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as “Canadian dollars” or “Cdn$”.

The high, low, average and closing exchange rates for Canadian dollars in terms of the United States dollar for each of the three years ended December 31, 2004, August 31, 2004 and August 31, 2003 as quoted by the Bank of Canada, were as follows:

	Four months ended December 31, 2004	Year ended August 31, 2004	Year ended August 31, 2003
High………………………………………….	Cdn$1.40	Cdn$1.58	Cdn$1.62
Low………………………………………….	1.17	1.28	1.50
Average(1) …………………………………...	1.30	1.40	1.57
Closing………………………………………	1.20	1.31	1.58

_________________________

(1)

Calculated as an average of the daily noon rates for each period.

On March 29, 2005, the closing exchange rate for Canadian dollars in terms of the United States dollars, as quoted by the Bank of Canada, was US$1.00 = Cdn$1.2123.

Silver Prices

The high, low, average and closing afternoon fixing silver prices in United States dollars per troy ounce for each of the ten years ended December 31, 2004, as quoted on the London Bullion Market, were as follows:

	Year Ended December 31
	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995

High……....	$8.29	$5.97	$5.10	$4.82	$5.45	$5.75	$7.81	$6.27	$5.83	$6.04
Low……….	5.50	4.37	4.24	4.07	4.57	4.16	4.69	4.22	4.71	4.42
Average……	6.67	4.88	4.60	4.37	4.95	5.22	5.55	4.91	5.20	5.20
Closing…….	6.82	5.97	4.67	4.52	4.58	5.33	5.01	5.99	4.80	5.14

On March 29, 2005, the closing afternoon fixing silver price in United States dollars per troy ounce, as quoted on the London Bullion Market, was $6.92.

CORPORATE STRUCTURE

Silver Wheaton Corp. (formerly Chap Mercantile Inc.) (“Silver Wheaton” or the “Company”) was incorporated under the Business Corporations Act (Alberta) by Articles of Incorporation dated August 23, 1994.  Pursuant to Articles of Amendment dated December 8, 2004, the Company’s name was changed from Chap Mercantile Inc. to Silver Wheaton Corp. and the authorized capital of the Company was altered by consolidating all of the then issued and outstanding common shares of the Company on the basis of one new common share for five then existing common shares (the “Consolidation”).  Pursuant to Articles of Continuance dated December 17, 2004, the Company was continued under the Business Corporations Act (Ontario).  All references to Common Shares in this annual information form are to post-Consolidation shares, unless otherwise noted.

The Company’s head office is located at Suite 1560, Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, V6C 3L6 and its registered office is located at Suite 2100, 40 King Street West, Toronto, Ontario, M5H 3C2.

The Company’s only subsidiary is Silver Wheaton (Caymans) Ltd. (“Silver Wheaton Caymans”) which is wholly-owned and is governed by the laws of the Cayman Islands.  As used in this annual information form, except as otherwise required by the context, reference to the “Company” or “Silver Wheaton” means Silver Wheaton Corp. and Silver Wheaton (Caymans) Ltd.

GENERAL DEVELOPMENT OF THE BUSINESS

The Company was incorporated as a junior capital pool company under the policies of the Alberta Stock Exchange.  From incorporation on August 23, 1994 to February 1, 1996, the Company did not carry on any active business other than seeking acquisition opportunities.  On June 3, 1996, the Company completed its qualifying transaction, being the acquisition of all of the issued and outstanding shares of Dial Locksmith Ltd. (“Dial Locksmith”), which then became its wholly-owned subsidiary.  Upon completion of that acquisition, the junior capital pool designation was removed from the Company’s listing.  Until February 25, 2004, the Company, through its subsidiary, carried on the business of locksmithing and security services.  On February 25, 2004, the Company sold all of the issued and outstanding shares of Dial Locksmith to former directors for the sum of Cdn$325,000 in cash.

Luismin Transaction

On July 14, 2004, the Company entered into a letter of intent with Wheaton River Minerals Ltd. (“Wheaton”) and Luismin, S.A. de C.V. (“Luismin”) pursuant to which the Company agreed to purchase 100% of the silver produced by Luismin, a wholly-owned subsidiary of Wheaton, from its Mexican mining operations which include the Tayoltita, Santa Rita and Central Block mines in the San Dimas district, the San Martin mine, the Nukay mine and the Los Filos project (the “Luismin Mines”) for an upfront payment of Cdn$46 million in cash and 108 million Common Shares (540 million pre-Consolidation common shares of the Company), plus a payment (the “Luismin Transfer Price”) equal to the lesser of (a) $3.90 per ounce of delivered refined silver (subject to an inflationary price adjustment after October 15, 2007); and (b) the then prevailing market price per ounce of silver (the “Luismin Transaction”).

On August 5, 2004, the Company completed a private placement of 175 million subscription receipts at a price of Cdn$0.40 per subscription receipt for aggregate gross proceeds to the Company of Cdn$70 million.  In connection with the completion of the Luismin Transaction, on October 22, 2004, each subscription receipt was automatically exercised into 0.2 Common Shares (one pre-Consolidation common share of the Company) and one-half of one common share purchase warrant of the Company (each whole common share purchase warrant, a “Warrant”), without payment of additional consideration.  Following the Consolidation, five Warrants entitle the holder to purchase one Common Share at a price of Cdn$4.00 until August 5, 2009.  The net proceeds from the private placement were used to fund the cash portion of the purchase price of the Luismin Transaction and for general corporate purposes.

On October 15, 2004, the Company completed the Luismin Transaction pursuant to a silver purchase agreement (the “Luismin Silver Purchase Agreement”) among the Company, Wheaton, Silver Wheaton Caymans, a wholly-owned subsidiary of Silver Wheaton, and Wheaton Trading (Caymans) Ltd. (“Wheaton Trading”), a wholly-owned subsidiary of Wheaton.  Wheaton Trading has agreed to sell to Silver Wheaton Caymans a minimum of 120 million ounces of silver (the “Luismin Minimum Amount”) within a period of 25 years following the closing of the Luismin Transaction (the “Luismin Guarantee Period”).  If at the end of the Luismin Guarantee Period, the total number of ounces of silver sold by Wheaton Trading to Silver Wheaton Caymans is less than the Luismin Minimum Amount, Wheaton Trading will be required to pay a penalty to Silver Wheaton Caymans equal to the Luismin Minimum Amount less the number of ounces of silver actually sold during the Luismin Guarantee Period, multiplied by $0.50.

New Management and Board of Directors

In connection with the Luismin Transaction, the board of directors of the Company was reconstituted and comprised of four persons, being John Brough, Peter Gillin, Wade Nesmith and Ian Telfer, three of whom are independent and unrelated directors.  Effective on the closing of the Luismin Transaction, Eduardo Luna, Executive Vice President and a director of Wheaton and President of Luismin, was appointed as Interim Chief Executive Officer of the Company and Peter Barnes, Executive Vice President and Chief Financial Officer of Wheaton, was appointed as Executive Vice President and Chief Financial Officer of the Company.  Mr. Luna was elected as the fifth director at the Company’s annual and special meeting of shareholders held on December 8, 2004 and was appointed as Chairman of the Company’s board of directors.

Rights to Participate in Advanced Projects

The Company and Wheaton have granted each other the option to participate in advanced mineral projects in Mexico pursuant to an option agreement (the “Wheaton Option Agreement”) dated October 15, 2004 between the Company and Wheaton and an option agreement (the “Luismin Option Agreement”) dated October 15, 2004 between the Company and Luismin.  This participation right applies to the Company, on the one hand, and Wheaton or Luismin, on the other hand, if they acquire a direct or indirect interest in any exploration or development property situated anywhere in Mexico, which they do not currently, directly or indirectly, own an interest in.  Should such property be the subject of a positive feasibility study or consist of active mining operations before October 15, 2007, then the owner of the interest will offer the other party the opportunity to purchase and participate in the project by, in the case of a project being offered by Wheaton or Luismin to the Company, the payment of 49% of the total acquisition and exploration costs incurred by Wheaton or Luismin to that date (together with a commitment to continue to fund 49% of the expenditures incurred, subject to an agreed upon dilution formula) and, in the case of a project being offered by the Company to Wheaton, the payment of 51% of the total acquisition and exploration costs incurred by the Company to that date (together with a commitment to continue to fund 51% of the expenditures incurred, subject to an agreed upon dilution formula).  In addition, Wheaton will be entitled to become the operator of the project.

Pre-Emptive Right

Pursuant to a pre-emptive rights agreement (the “Pre-Emptive Rights Agreement”) between the Company and Wheaton dated as of October 15, 2004, until October 15, 2007, Wheaton will, so long as it owns, directly or indirectly at least 20% of the outstanding Common Shares, have the right to maintain its pro-rata interest in the Company should the Company issue or sell any Common Shares or securities convertible into or exercisable or exchangeable for Common Shares pursuant to an equity financing or an acquisition, merger, corporate reorganization or similar transaction for the fair market value of the equity securities issued pursuant to the financing or other transaction.

Expansion Capital Expenditures

The Luismin Silver Purchase Agreement outlines the annual projected capital expenditures for certain existing Luismin mining operations over a period of 25 years (the “Annual Projected Capital Expenditures”).  Silver Wheaton will be obligated to pay to Wheaton Trading under the Luismin Silver Purchase Agreement additional amounts from time to time equal to 50% of any capital expenditures required to be made by Luismin at certain of Luismin’s mining operations in excess of 110% of each Annual Projected Capital Expenditures.  Any capital expenditures paid by Silver Wheaton will be reimbursed by 50% of the amount by which 90% of the Annual Projected Capital Expenditures exceed the actual capital expenditures during the period.

Zinkgruvan Transaction

On November 12, 2004, the Company entered into a letter of intent with Lundin Mining Corporation (“Lundin”) and Zinkgruvan Mining AB (“Zinkgruvan”) pursuant to which the Company agreed to purchase 100% of the silver produced by Zinkgruvan, a wholly-owned subsidiary of Lundin, from its zinc/lead/silver mine in Sweden (the “Zinkgruvan Mine”) for an upfront payment of $50 million in cash, 6 million Common Shares (30 million pre-Consolidation common shares of the Company) and 30 million Warrants, plus a payment (the “Zinkgruvan Transfer Price”) equal to the lesser of (a) $3.90 per ounce of silver (subject to an inflationary price adjustment after December 8, 2007); and (b) the then prevailing market price per ounce of silver (the “Zinkgruvan Transaction”).

On November 30, 2004, the Company completed a private placement of 81 million units at a price of Cdn$0.75 per unit for aggregate gross proceeds to the Company of Cdn$60.75 million, each unit comprised of 0.2 Common Shares (one pre-Consolidation common share of the Company) and one-half of one Series “A” common share purchase warrant (each whole Series “A” common share purchase warrant, a “Series “A” Warrant”) of Silver Wheaton.  Following the Consolidation, five Series “A” Warrants entitle the holder to purchase one Common Share at a price of Cdn$5.50 until November 30, 2009.  The net proceeds from the private placement were used to fund the cash portion of the purchase price of the Zinkgruvan Transaction and for general corporate purposes.

On December 8, 2004, the Company completed the Zinkgruvan Transaction pursuant to a silver purchase agreement (the “Zinkgruvan Silver Purchase Agreement”) among Silver Wheaton Caymans, Lundin and Zinkgruvan.  Zinkgruvan has agreed to sell to Silver Wheaton Caymans a minimum of 40 million ounces of refined silver (the “Zinkgruvan Minimum Amount”) within a period of 25 years following the closing of the Zinkgruvan Transaction (the “Zinkgruvan Guarantee Period”).  If at the end of the Zinkgruvan Guarantee Period, the total number of ounces of refined silver sold by Zinkgruvan to Silver Wheaton Caymans is less than the Zinkgruvan Minimum Amount, Zinkgruvan will be required to pay a penalty to Silver Wheaton Caymans equal to the Zinkgruvan Minimum Amount less the number of ounces of refined silver actually sold during the Zinkgruvan Guarantee Period, multiplied by $1.00.

DESCRIPTION OF THE BUSINESS

Silver Wheaton is a mining company with 100% of its revenue from silver production.  The Company is actively pursuing further growth opportunities either by way of entering into long-term silver purchase contracts or by acquiring silver exploration, development or production assets.  There is no assurance that any such investigations or negotiations will result in the acquisition of additional silver production.

Principal Product

The Company’s principal product is silver that it has agreed to purchase from the Luismin Mines in Mexico and the Zinkgruvan Mine in Sweden.  There is a worldwide silver market into which the Company can sell the silver purchased from the Luismin Mines and, as a result, the Company will not be dependent on a particular purchaser with regard to the sale of the silver that it acquires from the Luismin Mines.  The silver concentrate from the Zinkgruvan Mine is purchased from Silver Wheaton by various smelters at the worldwide market price for silver.

Competitive Conditions

Silver Wheaton is the only mining company with 100% of its revenue from silver production.  The ability of the Company to acquire additional silver in the future will depend on its ability to select suitable producing properties and enter into arrangements similar to the Luismin and Zinkgruvan transactions.

Operations

Raw Materials

The Company purchases all of its silver from the Luismin Mines in Mexico and the Zinkgruvan Mine in Sweden for the lesser of $3.90 per ounce of silver (subject to an inflationary adjustment after three years from the closing of the Luismin Transaction and the Zinkgruvan Transaction, respectively) and the then prevailing market price per ounce of silver.

Employees

Following the completion of the Luismin Transaction, the Company is reviewing its employee needs as it acquires interests in additional silver properties.  Currently, the Company has two employees and the Company has plans to hire additional personnel in the near future.  Certain administrative services are provided to the Company pursuant to an administration and management services agreement (the “Services Agreement”) entered into with Wheaton on October 15, 2004 pursuant to which the Company has agreed to reimburse Wheaton for such services.  The Company pays a monthly fee of Cdn$65,000 to Wheaton under the Services Agreement.

Foreign Operations

The Company currently purchases all of its silver from Wheaton’s Luismin Mines in Mexico and Lundin’s Zinkgruvan Mine in Sweden.  Any changes in regulations or shifts in political attitudes in such foreign countries are beyond the control of the Company and may adversely affect its business.  The Company may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people and mine safety.  The effect of these factors cannot be accurately predicted.  See “Description of the Business — Risk Factors — Risks relating to mining operations — Foreign Operations”.

Risk Factors

The operations of the Company are speculative due to the high-risk nature of its business which is the purchase of silver production from producing mining companies.  These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Risks relating to the Company

Subject to Same Risk Factors as Luismin and Zinkgruvan Mines

To the extent that they relate to the production of silver from, or the continued operation of, the Luismin Mines or the Zinkgruvan Mine (the “Mining Operations”), the Company will be subject to the risk factors applicable to Luismin and Zinkgruvan as set forth below under “Risks relating to Mining Operations”.

Commodity Prices

The price of the Common Shares and the Company’s financial results may be significantly adversely affected by a decline in the price of silver.  The price of silver fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control such as the sale or purchase of silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major silver-producing countries throughout the world.

In the event that the prevailing market price of silver is $3.90 per ounce or less (subject to an inflationary price adjustment after three years from the closing of the Luismin Transaction or the Zinkgruvan Transaction, respectively), the Luismin Transfer Price and the Zinkgruvan Transfer Price will be the then prevailing market price per ounce of silver and the Company will not generate positive cash flow or earnings.

No Control Over Luismin and Zinkgruvan Operations

The Company has agreed to purchase 100% of all refined silver produced by the Luismin Mines and 100% of all of the silver contained in lead concentrate produced by the Zinkgruvan Mine.  Other than the security interests which have been granted to Silver Wheaton Caymans, the Company has no contractual rights relating to the operations of Luismin or Zinkgruvan nor does it have any interest in any of the Luismin Mines or the Zinkgruvan Mine.  Other than the penalties payable by Wheaton Trading and Zinkgruvan to Silver Wheaton Caymans if, at the end of the Luismin Guarantee Period or the Zinkgruvan Guarantee Period, as applicable, the total number of ounces of silver sold by Wheaton Trading or Zinkgruvan to Silver Wheaton Caymans is less than the Luismin Minimum Amount or the Zinkgruvan Minimum Amount, as applicable, the Company will not be entitled to any compensation if Luismin or Zinkgruvan does not meet its forecasted silver production targets in any specified period or if Luismin or Zinkgruvan shut down or discontinue their mining operations in Mexico and Sweden, respectively, on a temporary or permanent basis.

Expansion Capital Expenditures by Luismin

Pursuant to the Luismin Silver Purchase Agreement, the Company will be obligated to pay to Wheaton Trading additional amounts from time to time equal to 50% of any capital expenditures required to be made by Luismin at Luismin’s mining operations in excess of 110% of the Annual Projected Capital Expenditures.  There is no assurance that Luismin will not require additional capital expenditures in excess of 110% of the Annual Projected Capital Expenditures and should it require additional capital expenditures in excess of 110% of the Annual Projected Capital Expenditures the Company may be adversely affected.

Acquisition Strategy

As part of the Company’s business strategy, it has sought and will continue to seek new exploration, mining and development opportunities in the resource industry.  In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company.  The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Company.

Market Price of the Common Shares, the Warrants and the Series “A” Warrants

The Common Shares and the Warrants are listed on the Toronto Stock Exchange and it is anticipated that the Series “A” Warrants will be listed on the Toronto Stock Exchange on or about April 1, 2005.  The Company’s business is in an early stage of development and an investment in the Company’s securities is highly speculative.  Securities of companies involved in the resource industry have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved.  The price of the Common Shares, the Warrants and the Series “A” Warrants are also likely to be significantly affected by short-term changes in silver prices or in the Company’s financial condition or results of operations as reflected in its quarterly earnings reports.

Dividend Policy

No dividends on the Common Shares have been paid by the Company to date.  The Company anticipates that it will retain all earnings and other cash resources for the foreseeable future for the operation and development of its business.  The Company does not intend to declare or pay any cash dividends in the foreseeable future.  Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors, including the Company’s operating results, financial condition and current and anticipated cash needs.

Dilution to the Company

As of March 24, 2005, 167,010,000 Common Shares were outstanding.  The Company also has outstanding Warrants to purchase an additional 23,500,000 Common Shares at a price of Cdn$4.00 per share until August 5, 2009, Series “A” Warrants to purchase an additional 8,100,000 Common Shares at a price of Cdn$5.50 per share until November 30, 2009 and options to purchase an additional 6,550,000 Common Shares at prices ranging from Cdn$3.25 to Cdn$4.10 per share with expiry dates ranging from September 28, 2009 to February 3, 2010.  The increase in the number of Common Shares in the market upon exercise of any of such convertible securities and the possibility of sales of such shares may have a depressive effect on the market price of the Common Shares.  In addition, as a result of such additional Common Shares being issued, the voting power of the Company’s existing shareholders will be substantially diluted.

Services Agreement and Key Executives

The Company is dependent on the Services Agreement with Wheaton and the services of key executives thereunder.  The loss of the services of any of these persons may adversely affect its business and future operations.

Concentration of Share Ownership

Wheaton Trading, a wholly-owned subsidiary of Wheaton, owns approximately 65% of the outstanding Common Shares.  As a result of its share ownership, Wheaton Trading has the ability to elect all of the Company’s directors and to determine the outcome of corporate actions requiring shareholder approval, including changes to share capital, irrespective of how other shareholders of the Company may vote.  Such concentration of ownership may also have the effect of delaying or preventing a change in control of the Company.  Pursuant to the Pre-Emptive Rights Agreement, until October 15, 2007, Wheaton will, so long as it owns, directly or indirectly at least 20% of the outstanding Common Shares, have the right to maintain its pro-rata interest in the Company should the Company issue or sell any Common Shares or securities convertible into or exercisable or exchangeable for Common Shares pursuant to an equity financing or an acquisition, merger, corporate reorganization or similar transaction for the fair market value of the equity securities issued pursuant to the financing or other transaction.  See “General Development of the Business – Luismin Transaction – Pre-Emptive Right”.

Conflicts of Interest

Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations, in particular Wheaton, and consequently there exists the possibility for such directors and officers to be in a position of conflict.  Any decision made by any of such directors and officers will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders.  In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (Ontario) and other applicable laws.

Eduardo Luna, the Interim Chief Executive Officer of the Company, is currently Executive Vice President and a director of Wheaton, Executive Vice President of Goldcorp Inc. (“Goldcorp”) and President of Luismin.  Peter Barnes, the Chief Financial Officer of the Company, is currently Executive Vice President and Chief Financial Officer of Wheaton and Goldcorp.  Ian Telfer, one of the directors of the Company, is currently Chairman, Chief Executive Officer and a director of Wheaton and President and Chief Executive Officer of Goldcorp.

Risks relating to Mining Operations

To the extent that risks factors relate to the Zinkgruvan Mine, the Company has relied on publicly available information for the Zinkgruvan Mine.

Exploration, Development and Operating Risk

Mining operations generally involve a high degree of risk.  The Mining Operations are subject to all the hazards and risks normally encountered in the exploration, development and production of silver, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, environmental hazards and the discharge of toxic chemicals, explosions and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of mines and other producing facilities, damage to property, injury or loss of life, environmental damage, work stoppages, delays in production, increased production costs and possible legal liability.  Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate.  While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines.  Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site.  It is impossible to ensure that the exploration or development programs planned by Luismin and Zinkgruvan will result in a profitable commercial mining operation.  Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted.

Environmental Risks and Hazards

All phases of the Mining Operations are subject to environmental regulation in the jurisdictions in which they operate.  These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation.  They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste.  Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Mining Operations.  Environmental hazards may exist on the properties on which Luismin and Zinkgruvan hold interests which are unknown to Luismin or Zinkgruvan at present and which have been caused by previous or existing owners or operators of the properties.

Government approvals and permits are currently, and may in the future be, required in connection with the Mining Operations.  To the extent such approvals are required and not obtained, Luismin and Zinkgruvan may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Mining Operations and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Governmental Regulation

The Luismin and Zinkgruvan mining operations and exploration activities are subject to extensive foreign laws and regulations governing exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupation health, handling, storage and transportation of hazardous substances and other matters.  The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Luismin Mines and the Zinkgruvan Mine and other facilities in compliance with such laws and regulations are significant.  It is possible that the costs and delays associated with compliance with such laws and regulations could become such that Luismin or Zinkgruvan would not proceed with the development of or continue to operate a mine.  As part of their normal course operating and development activities, Luismin and Zinkgruvan have expended significant resources, both financial and managerial, to comply with governmental and environmental regulations and permitting requirements, and will continue to do so in the future.  Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the operations of Luismin and Zinkgruvan, could result in substantial costs and liabilities in the future.

Environmental Regulation

All phases of mining and exploration operations are subject to governmental regulation including environmental regulation.  Environmental legislation is becoming more strict, with increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened responsibility for companies and their officers, directors and employees.  There can be no assurance that possible future changes in environmental regulation will not adversely affect the Mining Operations.  As well, environmental hazards may exist on a property in which Luismin or Zinkgruvan hold an interest which were caused by previous or existing owners or operators of the properties and of which Luismin or Zinkgruvan is not aware at present.

Luismin Tailings Management Risks

Certain environmental issues have arisen in respect of the tailings facilities at various Luismin mining operations in Mexico.  Luismin will be required to make further expenditures to maintain compliance with applicable environmental regulations.  To the extent that Luismin’s tailings containment sites do not adequately contain tailings and result in pollution to the environment, Luismin may incur environmental liability for mining activities conducted both prior to and during its ownership of the Luismin operations.  Should Luismin be unable to fund fully the cost of remedying an environmental problem, Luismin may be required to suspend operations or enter into interim compliance measures pending completion of required remediation, which could have a material adverse effect on Luismin.

Permitting

The Mining Operations are subject to receiving and maintaining permits from appropriate governmental authorities.  Although Luismin and Zinkgruvan currently have all required permits for its operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations, additional permits for any possible future changes to operations or additional permits associated with new legislation.  Prior to any development on any of their properties, Luismin and Zinkgruvan must receive permits from appropriate governmental authorities.  There can be no assurance that Luismin and Zinkgruvan will continue to hold all permits necessary to develop or continue operating at any particular property.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations.  Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws, may have a material adverse impact on Luismin or Zinkgruvan, resulting in increased capital expenditures or production costs, reduced levels of production at producing properties or abandonment or delays in development of properties.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure.  Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs.  Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Luismin or Zinkgruvan operations.

Mineral Reserve and Mineral Resource Estimates

The reported Mineral Reserves and Mineral Resources for the Luismin Mines and the Zinkgruvan Mine are only estimates.  No assurance can be given that the estimated Mineral Reserves and Mineral Resources will be recovered or that they will be recovered at the rates estimated.  Mineral Reserve and Mineral Resource estimates are based on limited sampling, and, consequently, are uncertain because the samples may not be representative.  Mineral Reserve and Mineral Resource estimates may require revision (either up or down) based on actual production experience.  Market fluctuations in the price of metals, as well as increased production costs or reduced recovery rates, may render certain Mineral Reserves and Mineral Resources uneconomic and may ultimately result in a restatement of estimated reserves and/or resources.

Need for Additional Mineral Reserves

Because mines have limited lives based on Proven and Probable Mineral Reserves, Luismin and Zinkgruvan must continually replace and expand their Mineral Reserves as their mines produce precious metals.  The life-of-mine estimates by Luismin and Zinkgruvan may not be correct.  The ability of Luismin and Zinkgruvan to maintain or increase their annual production of silver will be dependent in significant part on their ability to bring new mines into production and to expand Mineral Reserves at existing mines.

Luismin has an estimated mine life of five years based on Proven and Probable Mineral Reserves.  Historically, Luismin has sustained operations through the conversion of a high percentage of Inferred Mineral Resources to Mineral Reserves.  Inferred Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.  Due to the uncertainty of Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven and Probable Mineral Reserves as a result of continued exploration.

Land Title

Although the title to the properties owned by Luismin was reviewed by or on behalf of Luismin, no formal title opinions were delivered to Luismin and, consequently, no assurances can be given that there are no title defects affecting such properties.  Luismin’s properties may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects.  In addition, Luismin may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Although Zinkgruvan has investigated the right to explore and exploit its properties and obtained records from government offices with respect to all of the mineral claims comprising its properties, this should not be construed as a guarantee of title.  Other parties may dispute the title to a property or the property may be subject to prior unregistered agreements and transfers or land claims by aboriginal, native, or indigenous peoples.  The title may be affected by undetected encumbrances or defects or governmental actions.  Zinkgruvan has not conducted surveys of all of its properties and the precise area and location of claims or the properties may be challenged.

Commodity Prices

The price of metals has fluctuated widely in recent years, and future serious price declines could cause continued development of and commercial production from the Mining Operations to be impracticable.  Depending on the price of other metals produced from the mines which generate cash flow to the owners, gold in the case of Luismin and zinc/lead in the case of Zinkgruvan, cash flow from mining operations may not be sufficient and Luismin or Zinkgruvan could be forced to discontinue production and may lose their interest in, or may be forced to sell, some of their properties.  Future production from the Luismin Mines and the Zinkgruvan Mine is dependent on metal prices that are adequate to make these properties economic.

In addition to adversely affecting the reserve estimates and financial conditions for Luismin and Zinkgruvan, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project.  Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project.  Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Additional Capital

The mining, processing, development and exploration of the Mining Operations may require substantial additional financing.  Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of the Luismin or Zinkgruvan properties or even a loss of property interest.  There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, will be on satisfactory terms.

Foreign Operations

Luismin’s operations are currently conducted in Mexico and Zinkgruvan’s operations are currently conducted in Sweden and as such Luismin’s operations and Zinkgruvan’s operations are both exposed to various levels of political, economic and other risks and uncertainties.  These risks and uncertainties include, but are not limited to, terrorism, hostage taking, military repression, expropriation, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions, currency controls and governmental regulations that favour or require the rewarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude in Mexico or Sweden may adversely affect the operations or profitability of Luismin or Zinkgruvan, respectively.  Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the operations of Luismin or Zinkgruvan.

CIM Standards Definitions

The estimated mineral reserves and mineral resources for the Luismin Mines and the Zinkgruvan Mine have been calculated in accordance with the the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) — Definitions Adopted by CIM Council on August 20, 2000 (the “CIM Standards”).  The following definitions are reproduced from the CIM Standards:

The term “Mineral Resource” means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.  Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

The term “Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

The term “Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

The term “Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

The term “Mineral Reserve” means the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

The term “Probable Mineral Reserve” means the economically mineable part of an Indicated Mineral Resource and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

The term “Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

This section and elsewhere in this annual information form use the terms “Measured”, “Indicated” and “Inferred” Mineral Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Summary of Mineral Reserves and Mineral Resources

Mineral Reserves

The following table sets forth the estimated Mineral Reserves (silver only) for the Luismin Mines and the Zinkgruvan Mine as of December 31, 2004:

Proven and Probable Mineral Reserves

Deposit	Category	Tonnes	Silver Grade (grams per tonne)	Contained Silver (ounces)

Luismin (1)	Proven	1,090,000	489	17,200,000
- San Dimas	Probable	1,490,000	442	21,200,000
	Proven + Probable	2,590,000	462	38,400,000

Luismin (1)	Proven	610,000	67	1,300,000
- San Martin	Probable	340,000	51	600,000
	Proven + Probable	950,000	62	1,900,000

Zinkgruvan (2)	Proven	7,180,000	109	25,200,000
	Probable	1,630,000	68	3,600,000
	Proven + Probable	8,810,000	101	28,700,000

Total	Proven			43,700,000
	Probable			25,400,000
	Proven + Probable			69,000,000

______________________

(1)

The Mineral Reserves for the San Dimas mines and the San Martin mine set out in the table above have been estimated by Reynaldo Rivera, AusIMM at Luismin who is a qualified person under the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).  The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards.  See “Description of the Business — Luismin Mines, Mexico — Mineral Reserve and Mineral Resource Estimates” for further details.

(2)

The Mineral Reserves for the Zinkgruvan Mine set out in the table above have been estimated by Lars Malmström, Chief Geologist, and Per Hedström, Senior Geologist, both employees of Zinkgruvan who are qualified persons under NI 43-101.  The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards.  See “Description of the Business — Zinkgruvan Mine, Sweden — Mineral Reserve and Mineral Resource Estimates” for further details.

Mineral Resources

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

This section uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

The following table sets forth the estimated Mineral Resources (silver only) for the Luismin Mines and the Zinkgruvan Mine as of December 31, 2004:

Measured, Indicated and Inferred Mineral Resources (3)

(excluding Proven and Probable Mineral Reserves)

Deposit	Category	Tonnes	Silver Grade (grams per tonne)	Contained Silver (ounces)
			—	—
Luismin (1)	Measured	—	—	—
- San Dimas	Indicated	—	—	—
	Measured + Indicated	—	—	—
	Inferred	13,260,000	316	134,800,000

Luismin (1)	Measured	—	—	—
- San Martin	Indicated	—	—	—
with San Pedrito	Measured + Indicated	—	—	—
	Inferred	2,540,000	133	10,800,000

Zinkgruvan (2)	Measured	1,070,000	34	1,200,000
	Indicated	3,750,000	57	6,900,000
	Measured + Indicated	4,820,000	52	8,100,000
	Inferred	9,010,000	95	27,600,000
Total	Measured			1,200,000
	Indicated			6,900,000
	Measured + Indicated			8,100,000
	Inferred			173,200,000

_______________________

(1)

The Mineral Resources for the San Dimas mines and the San Martin mine set out in the table above have been estimated by Reynaldo Rivera, AusIMM at Luismin who is a qualified person under NI 43-101.  The Mineral Resources are classified as inferred, and are based on the CIM Standards.  See “Description of the Business — Luismin Mines, Mexico — Mineral Reserve and Mineral Resource Estimates” for further details.

(2)

The Mineral Resources for the Zinkgruvan Mine set out in the table above have been estimated by Lars Malmström, Chief Geologist, and Per Hedström, Senior Geologist, both employees of Zinkgruvan who are qualified persons under NI 43-101.  The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards.  See “Description of the Business — Zinkgruvan Mine, Sweden — Mineral Reserve and Mineral Resource Estimates” for further details.

(3)

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Luismin Mines, Mexico

Luismin’s mining properties are each operated by wholly-owned subsidiaries of Luismin and include: the Tayoltita, Santa Rita and Central Block mines in the San Dimas district, on the border of Durango and Sinaloa states; the San Martin mine in the State of Querétaro; and the Nukay mines in Guerrero State.  A description of the mines in the San Dimas district, the San Martin mine and the Nukay mines is set forth below.  The four mines hold 71 exploration and exploitation concessions with a total area of approximately 35,700 hectares.  This extensive land ownership covers the mines, as well as the most prospective surrounding areas and forms an important asset for Luismin’s future exploration programs.  Luismin also holds numerous exploration projects throughout Mexico, most of which are in the grassroots stage of development.

Most of the mines are underground operations using primarily mechanized cut-and-fill mining methods.  After milling, cyanidation, precipitation and smelting, doré bars are poured and then transported for refining to Salt Lake City, Utah.  Silver production from the Luismin mining properties during the year ended December 31, 2004 was 6,665,500 ounces of silver.

At the request of the Company, Velasquez Spring, P.Eng., Senior Geologist, and G. Ross MacFarlane, P.Eng., Senior Associate Operations Engineer, on behalf of Watts, Griffis & McOuat (“WGM”), prepared a report dated March 14, 2005 entitled “An audit of the Mineral Reserves/Resources Tayoltita, Santa Rita, San Antonio, and San Martin Mines as of December 31, 2004 for Silver Wheaton Corp.” (the “Luismin Report”).  Velasquez Spring, P.Eng., Senior Geologist, and G. Ross MacFarlane, P.Eng., Senior Associate Operations Engineer, are each “Qualified Persons” and independent of the Company within the meaning of NI 43-101.

The following description of the Luismin Mines has been summarized from the Luismin Report and readers should consult the Luismin Report to obtain further particulars regarding the Luismin Mines.  The Luismin Report is available for review on the SEDAR website located at www.sedar.com under the Company’s profile.

San Dimas District (Tayoltita, Santa Rita and Central Block Mines)

Prior to 2004, the three Luismin mines in the San Dimas district were treated as separate mining units with production from the Tayoltita and Santa Rita mines processed at the Tayoltita mill and production from the San Antonio mine processed at the San Antonio mill.  Late in 2003, the San Antonio mill was placed on care and maintenance and closed, and, with all mine production to be processed through the Tayoltita mill, a reclassification was made into three new mining units: Tayoltita, Santa Rita and the Central Block (which includes the San Antonio mine).  During 2003, the three operations were also merged and centralized into a single operation under the same management.  It is reported now as San Dimas.

Property Description and Location

Luismin’s three operating mines in the San Dimas district, on the border of Durango and Sinaloa states, are the Tayoltita, Santa Rita and Central Block mines which are located 125 kilometres northeast from Mazatlan, Sinaloa or approximately 150 kilometres west of the city of Durango.  These properties are surveyed and contained in a contiguous block.  The properties cover an area of 22,720 hectares and are held by Minas de Sanluis, S.A. de C.V., a wholly-owned subsidiary of Luismin.  All the ore is now sent to the Tayoltita Mill, since the San Antonio Mill has been placed on care and maintenance.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The San Dimas district is accessed by aircraft in a 45 minute flight from either Mazatlan or Durango, or by driving ten hours from the city of Durango.  Most of the personnel and light supplies for the San Dimas mines arrive on Luismin’s regular flights from Mazatlan and Durango.  Heavy equipment and supplies are brought in by road from Durango or via a rough road which follows the river bed to San Ignacio but the road is only accessible for about six months of the year during the spring dry season.  San Ignacio is connected by 70 kilometres of paved roads to Mazatlan.

The Santa Rita mining area is located three kilometres upstream from Tayoltita.  The ore from the Santa Rita mine is trucked along a winding road that follows the Rio Piaxtla to the Tayoltita mill.  The Central Block mining area is located seven kilometres west of the Tayoltita mine in the State of Sinaloa.  The mine is accessed, from Tayoltita, by a three kilometre long road along the north side of the Rio Piaxtla and bypassing the town of Tayoltita, to the portal of the San Luis Tunnel, through the tunnel and from the exit, by road, or along the San Antonio river bed to the San Antonio mill.  Infrastructure at the San Antonio mine includes a mill, small campsite, warehouse, analytical fire assay laboratory and maintenance shops.  The mill was placed on care and maintenance in November 2003.

The San Dimas district is located in the central part of the Sierra Madre Occidental, a mountain range characterized by very rugged topography with steep, often vertical walled valleys and narrow canyons.  Elevations vary from 2,400 metres above mean sea level on the high peaks to elevations of 400 metres above mean sea level in the valley floor of the Piaxtla River.

Regionally, the climate is variable from the coast to the high plateau.  The climate of the San Dimas area is semi-tropical, characterized by relatively high temperatures and humidity, with hot summers (maximum about 35 degrees Celsius) and mild winters.  At higher elevations in the Sierra, frosty nights occur in the winter (November to March).  The majority of the precipitation occurs in the summer (June through September), however, tropical rainstorms during October to January can result in considerable additional rainfall.  The total average annual rainfall varies from about 66 to 108 centimetres.  Weather does not affect the operations and mining is carried out throughout the year in the San Dimas district.

Trees grow sufficiently on the higher ridges to support a timber industry while the lower slopes and valleys are covered with thick brush, cactus and grasses.  Subsistence farming, ranching, mining and timber cutting are the predominant activities of the region’s population.  Tayoltita is the most important population centre in the area with approximately 8,000 inhabitants, including mining company personnel.  Population outside the mining and sawmill camps is sparse.

Water for the mining operations is obtained from wells and from the Piaxtla River.  Water is also supplied by Luismin to the town of Tayoltita from an underground thermal spring at the Santa Rita mine.  Electrical power is provided by a combination of their own power systems and by the Federal Power Commission’s supply system.  Luismin operates hydroelectric and back-up diesel generators which are interconnected with the Federal Power Commission’s supply system.

Luismin employs a combination of union and contracted workforce at the San Dimas operations with a total current workforce of 859 with 493 at Tayoltita, 132 at Santa Rita and 234 in the San Antonio/Central Block.  Approximately 200 contractors are engaged in the San Dimas operations.

History

The San Dimas district has experienced a long mining history.  Precious metal production was first reported in 1757.  The Spanish continued working several of the mines until the start of the Mexican War of Independence (1810).  Mining activity in the district then decreased and did not start-up again until the 1880s when the Tayoltita mine was acquired by the San Luis Mining Company.  Later the Contraestaca (San Antonio) mine was discovered along with several large bonanza grade orebodies.

In 1904, the first cyanide mill in Mexico was built at Tayoltita.  By 1940, the Candelaria mine had been mined out and the Candelaria and Contraestaca mines were purchased by the San Luis Mining Company.

A mining law introduced in 1959 in Mexico required that the majority of a Mexican mining company be held by Mexicans and forced the sale of 51% of the shares of the San Luis Mining Company to Mexicans.  In 1961, Minas de San Luis S.A. de C.V. was formed and assumed operations of the mine.  In 1978, the remaining 49% interest was obtained by Luismin.

Historical production through 2004 from the San Dimas district is estimated at 672 million ounces of silver and 9.55 million ounces of gold, placing the district third in Mexico for precious metal production after Pachuca and Guanajuato.  Production from the San Dimas district during 2004 was approximately 6.2 million ounces of silver and 85,000 ounces of gold, while production in 2003 was approximately 5.5 million ounces of silver and 68,000 ounces of gold.

Geological Setting

The general geological setting of the San Dimas district is comprised of two major volcanic successions totalling approximately 3,500 metres in thickness; the Lower Volcanic Group (“LVG”) and the Upper Volcanic Group (“UVG”) separated by an erosional and depositional unconformity.

The LVG is of Eocene age predominantly composed of andesites and rhyolitic flows and tuffs and has been locally divided into five units.  The LVG outcrops along the canyons formed by major westward drainage systems and has been intruded by younger members of the batholith complex of granitic to granodioritic composition.  The Socavón rhyolite is the oldest volcanic unit in the district, its lower contact destroyed by the intrusion of the Piaxtla granite.

More than 700 metres thick, the Socavón rhyolite is host for several productive veins in the district.  Overlying the Socavón rhyolite is the 20 to 75 metres thick, well bedded Buelna andesite.  The Buelna andesite is overlain by the Portal rhyolite, ranging in thickness from 50 to 250 metres.

The overlying productive andesite is more than 750 metres in thickness and has been divided into two varieties based on grain size, but is of identical mineralogy.

The overlying Camichin unit, composed of purple to red interbedded rhyolitic and andesite tuffs and flows, is more than 300 metres thick.  It is the host rock of most of the productive ore shoots of Patricia, Patricia 2, Santa Rita and other lesser veins in the Santa Rita mine.

The Las Palmas Formation, at the top of the LVG, is made up of green conglomerates at the base and red arkoses and shales at the top, with a total thickness of approximately 300 metres.  This unit outcrops extensively in the Tayoltita area.

The UVG overlies the eroded surface of the LVG unconformably.  In the San Dimas district, the UVG is divided into a subordinate lower unit composed mainly of lavas of intermediate composition called Guarisamey andesite and an upper unit called the Capping rhyolite.  The Capping rhyolite is mainly composed of rhyolitic ash flows and air-fall tuffs and is up to 1,500 metres thick in the eastern part of the district however within most of the district is about 1,000 metres thick.

The San Dimas district lies within an area of complex normal faulting along the western edge of the Sierra Madre Occidental.  Compressive forces first formed predominantly east-west and east-northeast tension gashes, that were later cut by transgressive north-northwest striking slip faults.  The strike-slip movements caused the development of secondary north-northeast faults, with right lateral displacement.

Five major north-northwest-trending normal faults divide the district into five tilted fault blocks generally dipping 35º to the east.  In most cases, the faults are post ore in age and offset both the LVG and UVG.  All major faults display northeast-southwest extension and dip from near vertical to less than 55º.

Exploration

Typical of epithermal systems, the silver and gold mineralization at the San Dimas district exhibits a vertical zone with a distinct top and bottom that Luismin has termed the Favourable Zone.  At the time of deposition, this Favourable Zone was deposited in a horizontal position paralleling the erosional surface of the LVG on which the UVG was extruded.

This favourable, or productive, zone at San Dimas is some 300 to 600 metres in vertical extent and can be correlated, based both on stratigraphic and geochronologic relationships, from vein system to vein system and from fault block to fault block.  Using this concept of the dip of the unconformity at the base of the UVG, Luismin is able to infer the dip of the Favourable Zone and with considerable success explore and predict the Favourable Zone in untested areas.

At the Tayoltita deposit, silver-gold ratios have been a useful exploration tool.  In most of the veins, detailed studies have shown that silver-gold ratios increase progressively within the ore zone with the contours strongly elongated along the strike of the vein.  The horizontal elongations of the silver-gold ratios are thought to represent the former flow path of the ore fluids which were subhorizontal at the time of the ore deposition suggesting ore shoots can be found along these possible fluid paths.

Luismin applies a 30% probability factor to the volume of the Favourable Zone to estimate the volume/tonnage of Inferred Mineral Resources that will later be discovered in the zone.  For more than 30 years, Luismin has historically and successfully applied the 30% factor.  The factor was originally developed by comparing the explored area of the active veins at that time (San Luis, Guadalupe, Cedral, etc.) to the mined out area plus the Mineral Reserve area.

Deposit Types and Mineralization

The deposits of the San Dimas district are high grade, silver-gold-epithermal vein deposits characterized by low sulphidation and adularia-sericitic alteration formed.  As is common in epithermal deposits, the hydrothermal activity that produced the epithermal vein mineralization began a few million years after the intrusion of the closely associated plutonic rocks and several million years after the end of the volcanism that produced the rocks that host the hydrothermal systems.  Older veins appear more common in the eastern part of the district whereas younger veins are found in the western part.

The mineralization is typical of epithermal vein structures with banded and drusy textures.  Within the district, the veins occupy east-west trending fractures except in southern part of Tayoltita where they strike mainly northeast and in the Santa Rita mine where they strike north-northwest.  The veins were formed in two different systems.  The east-west striking veins were the first system developed, followed by a second system of north-northeast striking veins.  Veins pinch and swell and commonly exhibit bifurcation, horse-tailing and cymoidal structures.  The veins vary from a fraction of a centimetre in width to 15 metres, but average 1.5 metres.  They have been followed underground from a few metres in strike-length to more than 1,500 metres.  Three major stages of mineralization have been recognized in the district: (1) an early stage; (2) an ore forming stage; and (3) a late stage quartz.  Three distinct sub-stages of the ore forming stage also have been identified, each characterized by distinctive mineral assemblages with ore grade mineralization always occurring in the three sub-stages: (1) quartz-chlorite-adularia; (2) quartz-rhodonite; and (3) quartz-calcite.  The minerals characteristic of the ore forming stage are composed mainly of white, to light grey, medium to coarse grained crystalline quartz with intergrowths of base metal sulphides (sphalerite, chalcopyrite and galena) as well as pyrite, argentite, polybasite, stromeyerite, native silver and electrum.

The ore shoots within the veins have variable strike lengths (5 to 600 metres), however, most average 150 metres in strike length.  Down-dip extensions are up to 200 metres but are generally less than the strike length.

Drilling

Exploration of the Favourable Zone at the San Dimas district is done both by diamond drilling and by underground development work.  Diamond drilling is predominantly done from underground stations due to the rugged topography, and the distances from the surface locations to the targets.  All exploration drilling and the exploration underground development work is done in-house by Luismin.  Diamond drilling is of NQ/HQ size with excellent core recoveries (in the range of +95%) at a cost of approximately $45 per metre.

Luismin conducts a continuous program of exploration/development diamond drilling throughout the year at each of its mines with its own rigs.  Twelve diamond drill rigs and crews are employed in the mines.  Generally, two rigs are stationed at the San Martin mine with eight rigs in the mines at San Dimas.

Sampling Method and Approach

Other than the control samples collected at the mill for material balance, two principal types of samples are collected daily from the mine workings: (1) samples of the mineralized zones exposed by the mine workings; and, (2) samples of the diamond drill core from the exploration/development drilling.  Samples are also collected, but on a less routine basis, from mine cars and from the blasted rock pile in a stope.

Individual samples collected from a mineral shoot in certain veins can show considerable variation both vertically and horizontally in the vein as observed by samples from subsequent slices of the stope or from samples taken from the top of the pile of blasted rock in the stope compared to the samples from the back.  Grade control in these veins is achieved in part by the considerable number of samples taken.

Drill core samples, after being sawn in half, are bagged, tagged and sent to the mine assay laboratory.  Several hundreds of samples are collected and processed every month at the mine assay laboratory.

Sample Preparation, Analysis and Security

In the San Dimas district, the mine workings are sampled under the direction of the Luismin Geological Department initially across the vein, at 1.5 metres (5 feet) intervals, with splits along the sample line taken to reflect geological changes.  No sample length is greater than 1.5 metres.  Once the ore block has been outlined and the mining of the block begun, the sample line spacing may be increased to three metres.  Sampling is done by chip-channel, the channel approximately 10 centimetres wide, cut across the vein.  Sample chips of similar size are collected on a canvas sheet, then broken into smaller sized fragments, coned and quartered to produce a 1 to 2 kilogram sample, which is sent for fire assay to the mine assay laboratory.  Sampled intervals are clearly marked on the underground rock faces with spray paint.

Samples are crushed, homogenized, ground and split at the mine assay laboratory to produce a 10 gram representative pulp sample for fire assaying.  Routine quality control is carried out with every tenth sample repeated as a check assay done at the mine assay laboratory, and check assays between the Luismin mine laboratories.  Routine assaying of standards is also carried out at the mine assay laboratory.

Luismin has not routinely sent samples from the mines to outside laboratories for check assays.  In 2000, Luismin sent a suite of 199 samples (approximately 40 from each deposit) to three laboratories, DMC Durango, Bondar Clegg and Barringer, for check assays for silver and gold.  These samples were also assayed at the Tayoltita, San Antonio and San Martin laboratories.  In general, there was good correlation between the San Dimas laboratories and the outside laboratories and between the San Dimas laboratories.

Luismin’s experience has shown considerable variation in grade within the mineralized shoots of the veins, and sampling of the muck piles is not routinely carried out.

Mineral Reserve and Mineral Resource Estimates

Luismin’s policy is to develop and maintain a Mineral Resource base of over 20 years with respect to its overall operations by converting, through development, the Mineral Resources into Mineral Reserves on a yearly basis.

Rather than calculating Mineral Reserves/Mineral Resources over a minimum mining width and then applying corrections for dilution and mine losses to determine Mineral Reserves, the method presently used by Luismin is to estimate the reserve in each of the underground mining blocks by using the conventional mining block estimation methods for underground mines and later applying a tonnage and grade correction to determine mineable Mineral Reserves.

Mineral Reserves and Mineral Resources are estimated using the CIM Standards.  See “Description of the Business – CIM Standards Definitions” for CIM Standards definitions.

The following table sets forth the estimated Mineral Reserves (silver only) for the three properties in the San Dimas district as of December 31, 2004:

Proven and Probable Mineral Reserves (1)(2)(3)(4)(5)(6)

Deposit	Category	Tonnes	Silver Grade (grams per tonne)	Contained Silver (ounces)

Tayoltita	Proven	339,000	445	4,851,000
	Probable	408,000	477	6,255,000
	Probable by Diamond Drilling	344,000	363	4,019,000
	Proven + Probable	1,091,000	432	15,118,000

Santa Rita	Proven	112,000	460	1,657,000
	Probable	43,000	462	635,000
	Probable by Diamond Drilling	84,000	469	1,268,000
	Proven + Probable	239,000	464	3,560,000

San Antonio/	Proven	644,000	518	10,717,000
Central Block	Probable	343,000	528	5,821,000
	Probable by Diamond Drilling	271,000	368	3,209,000
	Proven + Probable	1,258,000	488	19,755,000

Total	Proven	1,094,000	490	17,226,000
	Probable	794,000	498	12,712,000
	Probable by Diamond Drilling	699,000	378	8,497,000
	Proven + Probable	2,588,000	462	38,400,000

_______________________

(1)

The Mineral Reserves for the properties in the San Dimas district set out in the table above have been estimated by Reynaldo Rivera, AusIMM at Luismin who is a qualified person under NI 43-101 and a competent person under the JORC Code.

(2)

Cut-off grades, based on total operating costs for Tayoltita, Santa Rita and San Antonio, were $56 per tonne.

(3)

All Mineral Reserves are diluted, a mining recovery factor has not been applied, but WGM estimates that the mining recovery will be approximately 90%.

(4)

The tonnage factor is 2.7 tonnes per cubic metre.

(5)

Cut-off values are calculated at a price of $5.50 per troy ounce of silver.

(6)

Numbers may not add up due to rounding.

The following table sets forth the estimated Mineral Resources (silver only) for the three properties in the San Dimas district as of December 31, 2004:

Inferred Mineral Resources (1)(2)(3)(4)(5)(6)

(excluding Proven and Probable Mineral Reserves)

Deposit	Tonnes	Silver Grade (grams per tonne)	Contained Silver (ounces)

Tayoltita	5,360,000	308	53,031,000

Santa Rita	2,690,000	327	28,271,000

San Antonio/	5,210,000	319	53,337,000
Central Block

Total	13,260,000	316	134,639,000

_________________________

(1)

The Mineral Resources for the properties in the San Dimas district set out in the table above have been estimated by Reynaldo Rivera, AusIMM at Luismin who is a qualified person under NI 43-101 and a competent person under the JORC Code.

 (2)

Cut-off grades, based on total operating costs for Tayoltita, Santa Rita and San Antonio, were $56 per tonne.

(3)

All Mineral Resources are diluted, a mining recovery factor has not been applied, but WGM estimates that the mining recovery will be approximately 90%.

(4)

The tonnage factor is 2.7 tonnes per cubic metre.

(5)

Cut-off values are calculated at a price of $5.50 per troy ounce of silver.

(6)

Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

Mining Operations

Underground gold and silver mining operations are carried out at the Tayoltita, Santa Rita and San Antonio/Central Block mines.  The operations employ cut-and-fill mining with LHD equipment and primary access is provided by adits and internal ramps from an extensive tunnel system through the steep mountainous terrain.  All milling operations are now carried out at a central milling facility at Tayoltita.  The ore processing is by conventional cyanidation followed by zinc precipitation of the silver and gold followed by refining to doré.  The San Antonio mill was placed on care and maintenance in November 2003 with all milling consolidated to the Tayoltita mill and all former San Antonio mine production considered part of the Central Block mine operation.

Tayoltita Mine

The Tayoltita mine is the oldest operating mine in the San Dimas area.  The main access is a 4.4 kilometre tunnel from a portal approximately 400 metres northeast of the Tayoltita mill.  About 570,000 cubic feet per minute of ventilation air is supplied by a combination of natural flow from the access tunnel as well as fan driven through a system of raises.  Raises for ventilation and ore and waste passes are typically developed with boring machines.

The mining method employs mechanized cut-and-fill mining on vein mineralization using waste rock as backfill.  The veins vary from 1 to 3 metres in width and generally dip at 75º to 80º.

Production drilling is completed with jackleg drills or single boom jumbos depending on the vein thickness.  Ore is hauled from the stoping areas, using LHD equipment, then by rail haulage to surface through the main access tunnel.  The rail haulage has a trolley system using eight tonne cars.

With the completion of the San Luis tunnel, development of the Central Block mine has evolved to connect the San Antonio mining area to the Tayoltita mining area.  This mining area is characterized by veins that dip 75º, with variable widths, and is currently being developed as an important mining area for Tayoltita.

Santa Rita Mine

The Santa Rita mine main access is by adit approximately three kilometres to the northeast of the Tayoltita mill site.  The mining method employs cut-and-fill mining on vein mineralization.  The vein dip can vary from subvertical to as low as 35º.  In some of the flatter lying areas, the vein thickness allows for a room and pillar mining operation.  Ventilation is maintained by three exhaust fans providing 530,000 cubic feet of air per minute.

The ore haulage is by LHD equipment either to an internal shaft or directly to rail haulage on the main access tunnel where 2.5-tonne rail cars are used on a trolley line to surface.  The shaft employs a double drum hoist with 2.2-tonne skips.  A tunnel excavation to connect the rail haulage to the Tayoltita tunnel has been completed and has reduced ore transport costs by the elimination of the transfer to trucks at surface.  With the haulage integrated into the Tayoltita haulage system, it provides for more blending of the mill ore supply.

San Antonio and Central Block

The San Antonio mine is located northwest of Tayoltita and is connected by 20 kilometres of winding dirt road over the mountains.  In 2001, the San Luis tunnel was completed which provides for easier access between San Antonio and Tayoltita as well as integration of support services of the two locations.

Mining operations at San Antonio work veins that vary in thickness from one to six metres and employ mechanized cut-and-fill mining methods.  Ventilation is by a combination of natural and fan forced methods supplying 290,000 cubic feet of air per minute to the operations.  Ore haulage is by a combination of LHD equipment with highway type trucks used to haul the ore to the Tayoltita mill.

The San Antonio site includes a mill and some limited accommodation for the workforce.  The mill operation was shutdown in November 2003 and all milling consolidated at the expanded Tayoltita mill facility.  Following the San Antonio mill shutdown, all underground production was integrated into the Central Block mine area.  Ore haulage from the Central Block mine utilizes a short tunnel on the north side of the Piaxtla River that provides ore haulage to the Tayoltita mill and bypasses the townsite.  The decision to terminate the San Antonio milling operations was made primarily due to the exhaustion of the tailings storage capacity.  Efficiencies have been realized by a central milling facility for the San Dimas area.

Milling Operations

The San Dimas district now has one milling facility at Tayoltita to process the production from the three active mining areas in San Dimas.  The Tayoltita mill has a conventional process flowsheet that employs cyanidation and zinc precipitation for recovery of the gold and silver.  The mill currently has an installed leaching capacity of 1,500 tonnes per day and is under expansion to increase the capacity to 2,100 tonnes per day which is expected to be attained in the second quarter of 2005.  Due to current higher grades from the mining operations, the mill is operating at lower throughput.  In 2004, the Tayoltita mill averaged throughput of 1,174 tonnes per day with recoveries of 92.5% silver and 96.8% gold and total production of 6,200,555 ounces of silver and 84,958 ounces of gold.

The Tayoltita mill presently employs two-stage crushing and single stage ball milling to achieve 80% passing 200 mesh.  Leaching is completed in a series of tanks providing 72 hours of leach residence time.  The pregnant solution is recovered in a counter current decant (“CCD”) circuit with the gold and silver recovered from solution in a zinc precipitation circuit.  Two positive displacement pumps operating in parallel move a high density tailings slurry to a box canyon east of the mill site for permanent disposal.  Refining uses an induction furnace to produce 1,000 ounce silver and gold doré bars.

The Tayoltita mill has undergone a series of plant expansions over its operating life which has resulted in three small ball mills in parallel as well as a series of small tanks in the leaching and CCD circuit.  An expansion at Tayoltita in 2003 increased the nominal capacity to 1,500 tonnes per day to replace the capacity required for shutdown of the San Antonio mill.

The current plant expansion to 2,100 tonnes per day includes a new cone crusher and dust collection/system and the installment of a 1,000 hp ball mill providing two stage grinding.  The expansion will retrofit a number of existing tanks for higher capacity for solid liquid separation.  Included in the expansion are increased automation and process control as well as a general upgrade of the plant power distribution and control system.  Start-up of the expanded capacity is anticipated in the second quarter of 2005.

Tailings Management

At the time of Wheaton’s acquisition of the Luismin operations, the practice in the design and operation of tailings containment sites in the San Dimas district complied with the requirements of Mexico and with the permits issued for the dams.  To bring the facilities to international guidelines, a series of improvements were identified as necessary to reduce risk as well as the potential environmental impact.  Since the acquisition, a number of improvements have been made and extensive work is planned to further improve the standard of the tailings operation.

Luismin’s past practice has been to discharge tailings from the cyanidation mills to unlined structures designed to settle the solids and collect solutions for recycling to the milling operations.  The containment dams are typically constructed with cyclone underflow with the overflow draining to decant structures in the central portion of the dam.  Previously, the tailings containment sites had not been subjected to comprehensive geotechnical investigations before construction, normal safety factors in dam design nor monitoring or control of seepage.

The deficiencies with the tailings management aspect of the operations are being addressed by Luismin and capital investments are currently being made to upgrade the containment structures and tailings operations to bring them in line with international guidelines.  In 2004, $1.1 million was spent with a projected expenditure of $2.5 million in 2005.  Environmental requirements in Mexico can be expected to become more aligned with international guidelines in the future.  The planned capital expenditures and changes to upgrade the Luismin tailings management are expected to continue to comply with the operating standards required in Mexico, and to ultimately achieve compliance with international guidelines.

Tayoltita Tailings

The very rugged mountainous terrain and steep walled canyons in the San Dimas district have presented formidable challenges to the tailings management as the scale of operations grew and storage areas were depleted.  The Tayoltita operation has developed numerous tailings disposal sites in the valley near the mill and, in more recent years, the tailings dam has been moved up the valley to the east of the mill.  At that time the operation relied on ten pumping stations to elevate the tailings to the containment site.  The operation included the tailings line and solution return line on cable supports to cross the river valley without any provisions for spill containment in the event of a line failure.

The historical construction practice has been to gradually build containment basins on the steep hillsides using thickened tailings while continuously decanting the solutions for recycle to the mill.  On abandonment, the dried tailings have been left to dehydrate and efforts to establish a natural vegetation cover have been undertaken.  The abandoned dams in the area are subject to erosion and instability until remediation measures are taken.  On three of the older tailings dams near the Tayoltita mill, the land has been reclaimed for use as a soccer field, a softball field and a garden nursery.

Monitoring of the Piaxtla River downstream of the Tayoltita tailings deposits has not shown any environmental impact on the water quality.

Under the current San Dimas plan, the Tayoltita mill operation and future expansion will process all ore mined in the district with all tailings deposited in the currently active tailings disposal dam.  Since the acquisition by Wheaton in 2002, significant capital improvements have been made at the Tayoltita tailings operation and further improvements to the dam and operating practices are planned.

The ten relay tailings pumping stations have been replaced with two positive displacement pumps operating in parallel with the capacity to pump high density tailings the full distance to the dam.  High capacity thickeners have been added to the mill to increase the tailings density and reduce the solution containment, hydrostatic heads, and return capacity required at the tailings dam.  At the river crossing, the tailings lines are suspended in a spill recovery trough with provision to divert any spills into a containment area.  Currently, the feasibility of installing a tailings filtration plant to allow for dry placement of tailings is being assessed.

Construction of the initial phase of an earthen berm against the downstream side of the dam has been completed to increase the safety factor of the containment structure.  The project includes the construction of a seepage drainage and collection system below the dam.

San Antonio Tailings

Due primarily to the exhausted capacity of the tailings dam, the San Antonio mill operation was shutdown in 2003.  The tailings dam site is located in a turn in a steep walled river canyon downstream of the mill operation.  The river has been diverted through two tunnels which have been excavated in the canyon wall on the inside of the river bend.  A third tunnel for road access has been excavated and also serves as an additional channel for the river in high flow periods.  In the 2002 due diligence by Wheaton, the San Antonio tailings dam was identified as a risk to failure due to a low safety factor in the dam, risk associated with an unknown hydrostatic head in the active tailings deposition area, and possible erosion due to a flood event in the adjacent river.

Since the shutdown of the mill operations, some of the risk has been removed by elimination of the hydrostatic head in the dam and diversion of a local drainage channel.  It has been proposed that the dam safety factor be increased by extending the concrete wall on the upstream side of the dam and protection of the downstream side by covering it with mine waste rock.  These measures would also decrease the erosion potential of the tailings.  Some of this work has been initiated while options to close and reclaim the tailings dam are studied.

Luismin has now received approval to reclaim the San Antonio dam by stabilizing the tailings in their current location, subject to the submittal of an environmental assessment that demonstrates the validity of the plan in the second quarter of 2005.  Expenditures in 2004 totalled $0.11 million and expenditures in 2005 are estimated at $3 million.  An access road is being constructed and covering of the tailings with concrete is due to start during the second quarter of 2005.  Completion of the reclamation work is expected at the end of 2006.

San Martin

Property Description and Location

Compañía Minera Peña de Bernal S.A. de C.V., a wholly-owned subsidiary of Lusmin, holds the mining concessions covering 12,992 hectares at the San Martin project in the State of Querétaro.

The San Martin project presently consists of two underground mines, San José and San Martin.  The San Martin deposit/mine is approximately 700 metres north-northeast of the San José deposit/mine.  Luismin commenced mining early in 1994 on the San José deposit with an open pit operation that was later abandoned and mining continued underground.

The San Martin project is located northwest of Mexico City, approximately 50 kilometres east of the City of Querétaro, in the State of Querétaro.  The mine is near the towns of Tequisquiapan and Ezequiel Montes, and is immediately to the north of the town of San Martin, which has a population of approximately 2,000.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the San Martin project from the City of Querétaro is approximately 40 kilometres southeast, on the Querétaro to Mexico main highway to the city of San Juan del Rio, then 35 kilometres northeast to the town of Ezequiel Montes, then approximately 3 to 5 kilometres from Ezequiel Montes to the town of San Martin.

The climate in the mine area is semi-arid, characterized by relatively low rates of precipitation.  Average annual rainfall is 479 millimetres with about 95% occurring during the summer months.  The average annual temperature is 12 degrees Celsius.

The San Martin mine is located along the west margin of a dacitic dome that rises to the north as a series of smooth prominent hills to an elevation of 2,100 metres above mean sea level, approximately 400 metres above the generally flat landscape that predominates to the south.  Much of the flat countryside is irrigated for the cultivation of grain crops. Several maguey plantations for the production of Tequila are also present in the area.  The hillside is covered with small scrub bushes and grasses suitable typically for the raising of goats.

The infrastructure at the San Martin mine is typical of a small mining operation with the site composed of mine offices, repair shops, laboratory, warehouse and eating facilities for mine personnel.  Water is supplied to the mine site by a 4 inch pipe with a 120 horsepower electric pump connected to a municipal well at the Hacinda Ajuchitlan approximately 6 kilometres from the mine.  An additional source of water comes from the underground operations which accounts for 55% of the total consumption.  Electrical power is supplied by the Federal Power Commission.  The mine has two emergency generators, 500 kilowatts and 200 kilowatts, to supply power to the mill during a power failure.

Most of the mine personnel are contract labour who live in the nearby villages and towns.  The City of Querétaro is a major urban centre.

History

The deposit was discovered in the eighteenth century and high grade mineralization reportedly was exploited for approximately 40 years, however no production records exist.  The first records show the Ajuchitlan Mining and Milling Company produced an estimated 250,000 tonnes at a grade of 15 grams of gold per  tonne and 100 grams of silver per tonne between 1900 and 1924.

In 1982, Mexico declared a 6,300 hectares National Reserve over the area.  In 1986, Luismin reached an agreement to work in the National Reserve and initiated an exploration program in 1988.

Mining began in 1993 at 300 tonnes per day, and in early 1994, production began from open pit operations on the San José deposit.  Production figures for the 11 years from 1994 to 2004 are shown in the table below.  The current rate of production is 747 tonnes per day with plans to increase the capacity to 1,100 tonnes per day.

Year	Tonnes	Silver (grams per tonne)	Gold (grams per tonne)
1994	134,118	3.19	35
1995	146,774	3.54	39
1996	187,691	3.40	44
1997	219,827	3.27	43
1998	224,279	3.45	50
1999	242,295	3.46	46
2000	284,490	3.60	55
2001	287,520	3.74	66
2002	268,451	4.26	71
2003	276,481	4.29	82
2004	272,734	4.47	83

Geological Setting

The mineralization at the San Martin mine occurs within a tabular breccia zone striking northeast and dipping 70º to 90º east.  It occurs within Upper Cretaceous black limestone and calcareous shales of the Soyatal Mexcala Formation and varies in width from one to 10 metres but averages about three metres.  The breccia zone appears in a structural window on the western side of a Tertiary Rhyolite Dome and has been explored along strike for more than 1,800 metres.  The zone appears to be spatially associated with rhyolite dykes and six separate orebodies have been discovered along the zone.  These orebodies are believed to be all related to one mineralization event that post mineral faulting broke it into six separate bodies.  The faulting has resulted in vertical offsets up to 100 metres and horizontal offsets to 500 metres.

The breccia zone appears to have developed perpendicular to the direction of greatest stress and parallel to the direction of compression.  Locally the mineralization in the upper part of the vertical zone gradually arches to the west to form a horizontal, tabular zone.

Exploration

Exploration at the San Martin mine is concentrated along the strike length of the breccia zone.  The exploration is carried out using a similar approach to the other Luismin properties.  In-house diamond drilling initially tests selected targets, which is followed by underground development that outlines mineral reserves.  Target selection is assisted by geophysical surveying that has included magnetics, induced polarization and resistivity.  The resistivity surveys have been particularly successful in outlining the quartz breccia and several promising resistivity anomalies to the northeast remain to be tested.

Exploration is also carried out approximately 50 kilometres west of San Martin at the San Pedrito project and has been concentrated on the Paulina vein.

Deposit Type and Mineralization

The deposit is an epithermal precious metal (silver-gold) type related to Tertiary rhyolitic intrusives.

Mineralization occurs as electrum and silver selenide minerals associated principally with quartz and lesser calcite.  Evidence of multiple intrusions of quartz with banding and drusy crystal masses observed in the brecciated zone are indicative of open space deposition.

Drilling

Drilling at San Martin is done by mine staff (drilling crews) with the exploration/development drilling carried out continuously by two diamond drilling rigs owned by Luismin.  Additional drilling support is brought in on a contract basis as needed.

Sampling Method and Approach

Sampling of diamond drill core and underground channel chip sampling are carried out in the same manner as at Luismin’s San Dimas mines.  Samplers at San Martin have been trained at the San Dimas mines.

Sample Preparation, Analysis and Security

The San Martin mine has been awarded the Mexican Quality Award which is similar to International Standards ISO 9001 for quality control in the overall mining operations.  Sample preparation, crushing, grinding, homogenization and splitting procedures are similar to those conducted at the other Luismin assay laboratories.

Re-assaying of every 10th sample, assaying of standard samples, and the practice of sending samples to other Luismin laboratories is routine.

Mineral Reserve and Mineral Resource Estimates

Mineral Reserves and Mineral Resources are estimated using the CIM Standards.  See “Description of the Business – CIM Standards Definitions” for CIM Standards definitions.

The following table sets forth the estimated Mineral Reserves (silver only) for the San Martin mine as of December 31, 2004:

Proven and Probable Mineral Reserves (1)(2)(3)(4)(5)

Category	Tonnes	Silver Grade (grams per tonne)	Contained Silver (ounces)

Proven	610,000	67	1,300,000
Probable	340,000	51	600,000

Proven + Probable	950,000	62	1,900,000

_________________________

(1)

The Mineral Reserves for the San Martin mine set out in the table above have been estimated by Reynaldo Rivera, AusIMM at Luismin who is a qualified person under NI 43-101 and a competent person under the JORC Code.

(2)

Cut-off grades, based on total operating costs, were $30.35 per tonne.

(3)

All Mineral Reserves are diluted, a mining recovery factor has not been applied but WGM estimates that the mining recovery will be approximately 90%.

(4)

The tonnage factor is 2.7 tonnes per cubic metre.

(5)

Cut-off values are calculated at a price of $5.50 per troy ounce of silver.

The following table sets forth the estimated Mineral Resources (silver only) for the San Martin mine as of December 31, 2004:

Inferred Mineral Resources (1)(2)(3)(4)(5)(6)

(excluding Proven and Probable Mineral Reserves)

Tonnes	Silver Grade (grams per tonne)	Contained Silver (ounces)

2,540,000	133	10,800,000

_________________________

(1)

The Mineral Resources for the San Martin mine set out in the table above have been estimated by Reynaldo Rivera, AusIMM at Luismin who is a qualified person under NI 43-101 and a competent person under the JORC Code.

(2)

Cut-off grades based on total operating cost were $30.35 per tonne.

(3)

All Mineral Reserves are diluted, a mining recovery factor has not been applied but WGM estimates that the mining recovery wil be approximately 90%.

(4)

The tonnage factor is 2.7 tonnes per cubic metre.

(5)

Cut-off values are calculated at a price of $5.50 per troy ounce of silver.

(6)

Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

Mining Operations

The San Martin operation consists of underground mining and milling facilities with a current capacity of 900 tonnes per day.  The San Martin mill operation processes flotation concentrates from two other mining operations as well as processing the ore produced from the San Martin underground operation.  Unlike the San Dimas operations of Luismin, the San Martin mine is primarily a gold mine with some silver production.  In 2004, the mill processed 272,734 tonnes at a grade of 4.47 grams of gold per tonne and 83 grams of silver per tonne.  The San Martin operation has the lowest cost per tonne of the Luismin operations at $30.35 per tonne of ore milled due primarily to the geometry of the orebody and the more compact site which reduces ore haulage.  In addition, the tailings dam is down gradient from the mill site.

The main mine access is by tunnels with portals located less than 300 metres from the mill site.  Ventilation is provided by natural means as well as surface mounted fans.  The mine employs mechanized cut-and-fill using waste rock from development to backfill stoping areas.  The ore is transported from the stopes with load haul dump equipment to ore passes for loading of highway type trucks for ramp haulage to the mill.

To improve the safety of the underground operations, the stoping method has been changed to employ only horizontal drilling.  Previously drilling in the stopes was upwards into the back and required the use of cages to provide some protection from falling material characteristic in the weak ore zone formation.  The San Martin mineralization at higher elevations is a manto type, and is up to 6 metres thick.  Mineralization at depth narrows to veins with dips of 80° to 85°.

To better control the ground conditions in the ore zone, shotcrete is used.  The shotcrete is applied with mobile units equipped with a mixer and an articulated application arm.  In the main access and ramps, ground conditions are typically good and minimal ground support is required.  The San Martin mine is operated with a combination of contractor and company workforce.

Milling Operations

The San Martin mill is a conventional cyanidation mill with a rated capacity of 900 tonnes per day.  The mill flowsheet employs fine crushing, ball milling and tower milling followed by cyanide leaching.  Gold and silver is recovered with zinc precipitation and is refined to doré.

In 2004, the San Martin mill operated at an average rate of 747 tonnes per day and achieved recoveries of 62.8% silver and 94.8% gold.  Total production was 463,805 ounces of silver and 36,937 ounces of gold.  The San Martin mill also processes flotation concentrates from two independently owned operations.  These concentrates are produced at the La Guitarra mine, which was previously owned by Luismin, and another small operation which is independently owned and operated.

The San Martin mill is currently being expanded to a capacity of 1,100 tonnes per day and a tailings filtration plant to provide for dry handling and stacking of the tailings is being installed.  The construction of the  filtration plant is basically complete and commissioning of the plant scheduled for April 2005.  The installation and commissioning of a larger cone crusher has been completed.

Environmental Issues with San Martin Tailings Management

In 2002, at the time of Wheaton’s acquisition of Luismin, the San Martin tailings had a number of issues with the operation that required attention to reduce environmental risk and eliminate the impact the tailings operation was having on the area.  Considerable progress had been made to correct the deficiencies with the tailings operation.

The tailings at the San Martin operation are deposited in two active impoundment cells covering an area of approximately 10 hectares.  The cells are located in valley fill style construction with the containment dams built with the coarser higher density underflow from a cyclone operating on the tailings line discharge.  The current height of the cell containment is approximately 30 metres above the valley bottom.

In 2002, the tailings dam was subjected to both geotechnical and hydrological investigations.  Lower than acceptable safety factors with the tailings dam structures were found as well as seepage of tailings water on the downstream side of the containment dam.  Both down gradient monitoring and water balances of the San Martin tailings operation indicated that seepage was occurring from the tailings area with cyanide detected in groundwater down gradient from the tailings dam.  The lands adjacent to the tailings dam were purchased and dewatering wells were established to pump contaminated groundwater back to the mill circuit.  Subsequently, water sampling further downstream has shown containment, as no continuation of the cyanide plume downstream was detected.

A reinforcing berm of compacted fill has been built along the downstream toe of the tailings dam to increase the dam safety factor.  The downstream side of the reinforcing berm has been constructed at a 2:1 slope.  A trench has been excavated and a French drain system was constructed on the downstream side of the dam to intercept seepage.  The seepage is collected in a sump for recycle back to the mill.  The French Drain trench has been backfilled and the area is being re-vegetated.

A tailings filtration plant is basically completed and ready for commissioning.  It will employ three drum filters on the mill tailings flow to produce a filtered tailings product for conveyance to the tailings dam.  Following commissioning in March 2005, the solution flow to tailings and the associated hydraulic heads and potential for seepage will be substantially reduced.  It may also supply a material for underground backfill when required as well as material that can be used for compacted fill for the tailings containment dam.

The tailings filtration solution will be recycled directly back to the mill circuit and reduce reagent consumption as well as the cost of solution pumping from the tailings dam operation.  It is anticipated that the tailings will be dewatered to less than 15% moisture content and will allow for transport to the containment areas by conveyors.

Markets and Contracts for the San Dimas and San Martin Mines

Gold and silver doré in the form of bullion produced from the mines is shipped to the Johnson Matthey refinery in Salt Lake City, Utah.  The terms of the refinery contract provide for payment of 99.8% of the gold and silver content with treatment charges of $0.14 per troy ounce of doré and refining charges of $1.00 per troy ounce of gold.  Payment is due 20 days following receipt of the bullion at the refinery.  All of the silver produced from the Luismin Mines is purchased by Silver Wheaton at a price equal to the lesser of (a) $3.90 per ounce of delivered refined silver (subject to an inflationary price adjustment after October 15, 2007); and (b) the then prevailing market price per ounce of silver.  Wheaton Trading has agreed to sell to Silver Wheaton Caymans a minimum of 120 million ounces of silver within a period of 25 years following the closing of the Luismin Transaction.  See “General Development of the Business – Luismin Transaction” for further details.

The Luismin doré is a clean product with few impurities.  In addition to the current refinery used by Luismin, there are numerous other refineries around the world which could be used to process the doré.

Luismin has used hedging in the past to considerable advantage in sales prices realized, but terminated virtually all hedge positions in September 2001.

Capital Costs for the San Dimas and San Martin Mines

Capital costs have been estimated by Luismin in three general categories for the next 25 years for the San Martin and San Dimas operations.  These include capital to sustain the existing operations, capital investment to expand the production capacity in the short term, and capital to remove currently identified risks with tailings management facilities as well as bring the tailings operating practices in line with international guidelines.

The estimates have been developed internally by Luismin with some input of external consultants for more specialized areas in the mill expansions and tailings dam projects.

Capital Expenditures for Environmental Mitigation and Upgrade of Tailings Management Practice

The environmental capital expenditures planned for 2005 and 2006 are primarily for remediation work on existing tailings operations at three mine sites that were identified by an environmental due diligence review completed by SRK Consulting for Wheaton in February 2002.  The SRK cost estimates for the environmental work have subsequently been updated with more extensive site investigations and more detailed planning of the field work required.

Since the acquisition by Wheaton, the remediation work on the San Martin tailings dam has been given higher priority due to the discovery of the seepage of cyanide solutions downstream of the tailings dam.  This work has progressed well and the environmental risk and impact have been substantially reduced.  A tailings filtration plant to provide for dry handling and stacking of tailings is currently ready for commissioning and a reinforcing berm of compacted fill has been placed at the toe of the tailings dam.

In the San Dimas district, construction work for stabilizing the main Tayoltita tailings dam is underway and erosion protection for the San Antonio dam has been started following studies of possible options.  Major construction work on the San Antonio dams at San Dimas is expected to start in 2005 now that Luismin has received some of the approvals required to stabilize the San Antonio tailings on their current site.

A filtration plant and dry stacking of tailings is under review for the Tayoltita tailings operation to compliment the high density positive displacement pumping operation installed in 2003.

Capital Expenditures for Expansion of Production

The capital requirements to meet the planned changes and expansions to the mill operations have been estimated by the Luismin internal engineering group.  To reduce capital requirements, Luismin is using some refurbished used equipment, a fairly common practice for major processing equipment procurement which has the added advantage of reducing delivery times.

The mill expansion at Tayoltita is to replace the capacity resulting from the shutdown of the San Antonio milling operations as well as bring the capacity up to 2,100 tonnes per day as part of the planned expansion and update of the operation.  This capacity will better utilize the mining capacity available from the three mining operations and contribute to a lower unit cost structure.  Since 2002, the capacity at Tayoltita will have been increased by 62%.

An increase in mining and milling capacity at San Martin is also planned to raise the capacity from 900 tonnes per day to 1,100 tonnes per day.

Taxes for the San Dimas and San Martin Mines

Corporations in Mexico are taxed only by the Federal Government.  Mexico has a general system for taxing corporate income, ensuring that all of a corporation’s earnings are taxed only once, in the fiscal year in which profits are obtained.  There are two federal taxes in Mexico that apply to the Luismin operations; an asset tax and a corporate income tax.  Corporations have to pay a federal tax on assets at 1.8% of the average value of assets less certain liabilities.  Corporate income tax is credited against this tax.  Mexican corporate taxes are calculated based on gross revenue deductions for all refining and smelting charges, direct operating costs, and all head office general and administrative costs; and depreciation deductions.  The 2005corporate tax rate in Mexico is 32%.

Statutory Profit Sharing for the San Dimas and San Martin Mines

Under Mexican Federal Labour Law, Luismin has to distribute a 10% annual profit sharing to its employees based on taxable income.  Historically, profit sharing has been minimized through the use of contractors rather than employees.

Production Estimates for the San Dimas and San Martin Mines

WGM has concluded that profitable operations should be sustainable at the Luismin Mines for at least the next 21 years with accumulated silver production of 155,383,000 ounces over such time.

The current Luismin mine plan includes Inferred Mineral Resources and an expansion plan to reduce operating costs and increase production.  This production forecast extends over a period of 21 years and more accurately reflects the return that can be expected for the capital expenditure currently planned.  The 21 year production schedule requires the inclusion of Inferred Mineral Resources in the latter part of the period.  If future operations were to be limited only to the current Proven and Probable Mineral Reserve base, the current capital expenditure plan would be considerably reduced.  There is no assurance that the Inferred Mineral Resources will be converted into Mineral Reserves.

Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.  Due to the uncertainty which may attach to Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven and Probable Mineral Reserves as a result of continued exploration.  The 21 year production schedule is a preliminary assessment which is preliminary in nature and includes Inferred Mineral Resources that are too speculative geologically to have economic considerations applied to them to enable them to be categorized as Mineral Reserves.  There is no certainty that the preliminary assessment will be realized.

The inclusion of Inferred Mineral Resources in the current Luismin production schedule is supported by the following:

•

Production has been sustained from the San Dimas deposits for more than 200 years;

•

Luismin has been successfully conducting the mine operations at San Dimas for 19 years;

•

In the main production area at San Dimas, Luismin has been able to achieve a conversion of approximately 90% of the Inferred Mineral Resources into Mineral Reserves;

•

In the secondary production area at San Martin, Luismin has been able to achieve a conversion of more than 100% of the Inferred Mineral Resources into Mineral Reserves;

•

Luismin operating practice has been to convert Mineral Resources into Mineral Reserves after drifting in the mineralization and completion of sampling and mining of the headings; and

•

Due to the combination of ever expanding production requirements, better access to capital, the well understood geology and economic zone of the mineralization, and the historical success of the operations, Luismin will be better positioned to support their mine development and Mineral Reserve definition with a normal level of diamond drilling prior to mining.  This should provide for a higher level of Mineral Reserve definition prior to mining.

The Luismin operations are currently on a significant capital investment program that will consolidate production, address a series of environmental issues at all mines and achieve a lower cost structure in the future operations.

Los Filos Project

Los Filos is a development project which is wholly-owned by Luismin and is located in the Nukay mining district of central Guerrero State in southern Mexico, approximately 230 kilometres south of Mexico City.  The Los Filos property lies within the southern part of the Morelos National Mineral Reserve which covers a total area of 47,600 hectares and is controlled by the Consejo Recursos Minerales, an agency of the government of Mexico.  The Los Filos feasibility study has been completed and construction has commenced with production projected to commence in 2006.  All necessary surface rights were granted in 2004 and an extensive community relations program is well underway.  Metallurgical studies are showing better than expected metal recoveries and lower than expected consumable costs, both of which are positive for the project economics.  Drilling is underway to the east, the northeast and in the former Aguita open pit.  Exploration work is also underway on a number of regional targets.  There are currently no silver mineral resources from the Los Filos project.

Nukay Mine

Nukay is a small producing gold mine which is wholly-owned by Luismin and is located in the Nukay mining district of central Guerrero State in southern Mexico, immediately northwest of the Los Filos project.  The Nukay operations include the Nukay mill, the Nukay and La Aguita open-pit mines and an underground mine that produces ore from two ore bodies (La Subida and Independencia).  Mining of the Nukay and La Aguita deposits is by conventional open-pit mining methods utilizing front-end loaders and trucks.  Mine facilities include a mine office, equipment depot, compressed air and a maintenance shop.  Ore from the underground mines is trammed to the surface via a 320-metre long adit and trucked to the mill or to a stockpile at the mine site.  There is currently only gold production from the Nukay mine.

Zinkgruvan Mine, Sweden

At the request of the Company, John R. Sullivan, P.Geo. Senior Geologist, and G. Ross MacFarlane, P.Eng. Senior Associate Metallurgical Engineer, on behalf of WGM, prepared a report dated December 13, 2004 entitled “A Technical Review of the Zinkgruvan Mine in South-Central Sweden for Silver Wheaton Corp.” (the “Zinkgruvan Report”).  John R. Sullivan, P.Geo. Senior Geologist, and G. Ross MacFarlane, P.Eng. Senior Associate Metallurgical Engineer, are each a “Qualified Person” and independent of the Company within the meaning of NI 43-101.

The following description of the Zinkgruvan Mine, other than the disclosure under the heading “Mineral Reserve and Mineral Resource Estimates”, has been summarized from the Zinkgruvan Report and readers should consult the Zinkgruvan Report to obtain further particulars regarding the Zinkgruvan Mine.  The Zinkgruvan Report is available for review on the SEDAR website located at www.sedar.com under the Company’s profile.

The Mineral Reserves and Mineral Resources for the Zinkgruvan Mine set out in the table under “Mineral Reserve and Mineral Resource Estimates” below have been estimated by Lars Malmström, Chief Geologist, and Per Hedström, Senior Geologist, both employees of Zinkgruvan who are each qualified persons under NI 43-101.

Property Description and Location

The Zinkgruvan Mine is located in south-central Sweden in Narke County.  It lies 175 kilometres in a straight line west-southwest of Stockholm and 210 kilometres northeast of Goteborg.  While there is a small village called Zinkgruvan surrounding the mine installations, the nearest significant communities are Ammeberg and Askersund, respectively 10 kilometres and 15 kilometres northwest of the Zinkgruvan Mine.

Zinkgruvan has held a variety of mineral rights covering the deposit and immediate area for many years and as recently as 2002 consolidated certain small exploitation concessions into one larger one.  The immediate Zinkgruvan Mine area property consists of four contiguous blocks totaling 679.38 hectares in area.  Two of the mine area blocks are exploitation or mining concessions, valid until 2025 and 2027 and the other two are exploration permits with a duration of three years valid until September 2004 and July 2006.  Zinkgruvan also holds a small exploitation concession called Marketorp, located 35 kilometres east of the Zinkgruvan Mine, which covers historic zinc, lead showings and exploration work is planned.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The community of Askersund has a population of about 14,000.  The village of Zinkgruvan has about 450 inhabitants.  Zinkgruvan is the largest private employer in the municipality with about 287 employees.  Other local economic activities include agriculture, construction and light service industries.  The town of Askersund has a modest tourist industry in the summer and is a full service community.  There is an extensive network of paved highways, rail service, excellent telecommunications facilities, national grid electricity, an ample supply of water and a highly educated workforce.

The Zinkgruvan property can be reached from Stockholm along highway E18 in a westerly direction for a distance of 200 kilometres to Örebro; from Örebro southward on highway E20 and County Road 50 for a distance of 20 kilometres to Askersund, and then by a secondary paved road for a further 15 kilometres through Ammeberg to Zinkgruvan.  Access to Örebro is also possible by rail and by aircraft on scheduled flights from Stockholm and Copenhagen amongst other locations.  The port of Otterbäcken on Lake Vänern is about 100 kilometres from Zinkgruvan by road.  The port of Göteborg on Sweden’s west coast is accessible by lake and canal from Otterbäcken, a distance of 200 kilometres.

Sweden has a milder climate than other areas equally far north.  Stockholm has an average temperature of 18 degrees Celsius in July.  The winter temperatures average slightly below freezing and snowfall is moderate.  Temperature records for Zinkgruvan show that the mean annual temperature is 5.5 degrees Celsius.  Mean monthly temperatures are below freezing from December through March.  The coldest month is February, with an average maximum temperature of -4.1 degrees Celsius and an average minimum of -11.1 degrees Celsius.  The warmest month is August with an average maximum temperature of 18.2°C and an average minimum of 12.2 degrees Celsius.  Annual precipitation is about 750 millimetres.  It ranges from a low of 11 millimetres in March to a high of 144 millimetres in August.

Zinkgruvan is located in very gently rolling terrain at about 175 metres above mean sea level (“masl”) and relief in the area is 30 metres to 50 metres.  It is largely forest and drift covered and cut by numerous small, slow moving streams, typical of glaciated terrain and very reminiscent of boreal-forested areas of Canada such as the Abitibi area of northern Ontario and Quebec.  Outcrop is scarce.

History

The Zinkgruvan deposit has been known since the 16th century but it was not until 1857 that large scale production began under the ownership of the Vieille Montagne Company of Belgium.  Vieille Montagne merged into Union Miniere in 1990.

In the years immediately following the opening of the Zinkgruvan Mine, production was carried out on a modest scale.  Hand sorting and heavy media separation were sometimes employed to upgrade mined material.  Later, for many years up to the end of 1976, the rate of production was around 300,000 tonnes annually.  In the mid-1970s, a new main shaft was sunk to gain access to additional ore, the mining method was modified to allow for heavier, mechanized equipment, a new concentrator and tailings disposal facilities were built adjacent to the mine and the Ammeberg facilities were largely rehabilitated and abandoned.  These new facilities were brought on line at the beginning of 1977 and the rate of production gradually began to increase towards the target of 600,000 tonnes annually, which was achieved in 1982.  Since then, the production rate has been further increased to its present approximately 800,000 tonnes annually.  Nominal milling capacity is 900,000 tonnes annually but the operation has never achieved this level.  Potential future options include increasing the production rate to up to 1,500,000 tonnes annually including up to 500,000 tonnes annually from the copper zone.

Zinkgruvan does not have detailed historic production figures readily available, however, it appears that from 1860 to the end of 2003, 29.9 million tonnes grading 11.3% zinc, 2.4% lead have been produced.  Silver grade has been recorded only since 1980.  Production figures for the six years from 1998 through 2003 are shown in the table below.  Production to December 31, 2004 was 732,812 tonnes grading 9.1% zinc, 4.9% lead and 99 grams of silver per tonne for 2,038,291 troy ounces of silver, 61,547 tonnes of zinc and 31,448 tonnes of lead, all in concentrate.

Year	Tonnes	Zn (%)	Pb (%)	Silver (grams per tonne)	Recovered Silver (ounces)
1998	691,000	10.8	3.8	85	1,335,000
1999	736,000	9.5	3.6	78	1,331,000
2000	733,000	10.8	4.0	102	1,531,000
2001	810,000	8.4	3.6	84	1,494,000
2002	707,000	7.2	3.8	90	1,561,000
2003	757,000	9.2	4.8	103	1,852,000
2004	733,000	9.1	4.9	99	2,038,000
Averages	738,000	9.3	4.1	92	1,592,000

In late 1995, North Limited of Australia purchased the mine from Union Miniere and, in addition to mining, carried out an aggressive exploration program in the immediate and surrounding area.  This program was, however, cut short before any significant diamond drilling was carried out and all North Limited’s non-core mineral rights other than Marketorp subsequently lapsed.  No off-site exploration has been conducted since 1999.  In August 2000, Rio Tinto became the owner of Zinkgruvan when it acquired North Limited and in June 2004 Zinkgruvan was acquired by South Atlantic Ventures Ltd., which shortly thereafter changes its name to Lundin Mining Corporation.

Geological Setting

Regional and Local Geology, Metamorphism and Structure

Zinkgruvan is located in the southwest corner of the Proterozoic-aged Bergslagen greenstone belt/mining district, famed for its numerous iron ore and base metal mines, notably the Falun deposit (200 kilometres north of Zinkgruvan), which saw production from before the year 1000 until 1992.  The ore-bearing Bergslagen district is part of the southern volcanic belt of the Svecofennian Domain.  The supracrustal rocks are dominated by felsic metavolcanic successions that can be up to 10 kilometres deep.  Limestones, calc-silicates and mineralized deposits are commonly found within the metavolcanics.  The district is comprised of a series of small proximal basins in a continental rift environment.  The active extensional stage was characterized by felsic volcanism and intrusions followed by subsidence and sedimentation.

Geology of the Zinkgruvan Deposit

Sitting in the immediate structural hanging wall of the Burkland ore body is a copper (chalcopyrite) stringer zone hosted by dolomitic marbles, in turn overlain by the oldest unit in the mine area, a quartz-microcline leptite, likely of felsic volcanic origin.  The copper zone dips steeply northwest, is up to 250 metres long, varies from 5 metres to 38 metres thick and extends from slightly above 600 metres to 1,020 metres vertical, all dimensions depending on grade cut off employed.  It is cut off latterly to the northeast by the Knalla fault and has been cut off by drilling to the southwest and above 650 metres vertical.  It may continue at depth.

Exploration

Mine Site (Brownfields)

Since 1999, with minor exception, the only exploration conducted by Zinkgruvan has been that directly related to defining/upgrading known Mineral Resources and exploring for new ones on the Nygruvan-Knalla mineralized horizon, mostly in the Knalla portion of the mine.  Geological staff has historically been successful in upgrading Mineral Resources and replacing Mineral Reserves.

Somewhat less exploration drilling and drifting than originally planned have been undertaken in 2004.  Final amounts will be approximately 11,000 metres versus a planned 15,800 metres and 570 metres versus 860 metres, respectively.  Nonetheless, these amounts represent increases from recent years.  Unofficial plans for 2005 are for 16,400 metres of drilling and 190 metres of exploration drifting.  The drifting is planned for the middle Burkland and upper Cecilia areas.  The drilling will be comprised of stope definition, resource upgrading and surface holes, the latter to follow-up on the successful holes completed in 2004.

Off Mine Site (Greenfields)

Plans for 2004 call for a till geochemical survey on the Dalby Hytta Nr 1 exploration permit north of the Zinkgruvan Mine but some distance away from known stratigraphy and the Dalby drilling.  This survey has begun and drilling at Marketorp is proposed for 2005.

Zinkgruvan conducted a basal till geochemical exploration program north of the mine area on the Dalby Hytta Nr 1 exploration permit early in 2004 and encountered bedrock geology similar to mine stratigraphy along with small amounts of sphalerite and galena.  In addition, one deep surface drill hole collared near the tiny hamlet of Dalby north of the mine was successful in intersecting the down dip projection of the Zinkgruvan horizon carrying zinc and lead values (2.98% zinc, 2.16% lead, 45 grams of silver per tonne over 0.36 metres) at a depth of 1,320 metres.  Follow-up drilling is planned.  Since Lundin Mining Corporation acquired the Zinkgruvan Mine, more exploration licences have been acquired south and southeast of the mine and geophysical surveys are planned.  These new holdings are not part of the Zinkgruvan Silver Purchase Agreement.

Deposit Types

The genetic model most appropriate for Zinkgruvan is still somewhat controversial, given that some workers prefer a sedimentary-exhalitive model.  However, there is evidence, particularly the presence of what appears to be a copper rich stringer zone stratigraphically below the Burkland ore body, that seems to favour a volcanogenic model, perhaps in a distal environment, whereby mineralized hydrothermal fluids ascended through a vent system or systems and deposited sulphide mineralization in shallow, fairly flat-lying sea floor depressions during a particularly quiescent period.

Drilling

Diamond drilling data are the only data used for resource definition at all scales, stope definition and for grade control.  In the last 10 years, 5,700 metres to 34,000 metres of drilling have been completed on the Zinkgruvan Mine site annually and, until recently, 20% of that was of a reconnaissance nature.

Holes over 100 metres in length are surveyed using a Maxibor instrument with readings taken every 3 metres.  Core size is generally 28-36 millimetres for underground holes and 28-39 millimetres for surface holes.  Recovery is near 100%.

Sample Preparation, Assaying and Security

Sample length is chosen based on sulphide content and varies, with the maximum length 3.5 metres.  Core splitting is handled in a dedicated and enclosed corner of the core logging area.  A technician splits the core using a hydraulic splitter then places the split portion in a bag marked with the geologist-supplied sample number.  A diamond saw is used occasionally.  The sample bags are transported to the on-site laboratory, located in the concentrator where they are prepared for eventual shipment to Acme Analytical Laboratories Ltd. (“Acme”) in Vancouver, British Columbia for analysis.  The drill core remains within the secure mine compound during the entire logging and splitting process and sample preparation is carried out on site in secure facilities.  All sample batches are packaged securely and sample numbering is checked at each stage of the process.

A 10 gram portion of the pulverized sample is shipped to Acme.  One duplicate sample and one dolerite blank are inserted per 18 samples prior to shipment.  Acme inserts an additional blank and pulp duplicate, and a commercial standard into each 34 sample batch.

The method uses a 1 gram pulp sample diluted in 100 millilitres Aqua Regia, which is then run by ICP-ES.  It covers 23 elements, those of critical importance being zinc, lead, silver, copper, cobalt, nickel and in addition aluminum, arsenic, bismuth, calcium, cadmium, chromium, iron, mercury, potassium, magnesium, manganese, molybdenum, sodium, phosphorus, antimony, strontium and tungsten.

Zinkgruvan staff report no problems with Acme and that accuracy and precision meet industry standards.

Mineral Reserve and Mineral Resource Estimates

Zinkgruvan geological staff estimate and classify Mineral Reserves and Mineral Resources according to the current (1999) version of the Australasian Code for Reporting of Mineral Resources and Ore Reserves, the Australian worldwide standards.  See “Description of the Business – CIM Standards Definitions” for CIM Standards definitions.

The following table sets forth the estimated Mineral Reserves (silver only) for the Zinkgruvan Mine as of December 31, 2004:

Proven and Probable Mineral Reserves (1)(2)(3)(4)(5)(6)

Category	Tonnes	Silver Grade (grams per tonne)	Contained Silver (ounces)

Proven	7,180,000	109	25,200,000
Probable	1,630,000	68	3,600,000

Proven + Probable	8,810,000	101	28,700,000

_________________________

(1)

The Mineral Reserves for the Zinkgruvan Mine set out in the table above have been estimated by Lars Malmström, Chief Geologist, and Per Hedström, Senior Geologist, both employees of Zinkgruvan who are each qualified persons under NI 43-101.

(2)

Zinkgruvan uses a 250 Swedish kronor economic cut-off grade when converting Mineral Resources to Mineral Reserves.

(3)

Dilution of the Mineral Reserves is estimated using volumetric reporting of mining blocks after application of a minimum mining width.

(4)

Bulk density are a function of different mineral concentrations and are estimated based on grades.

(5)

Cut-off values are calculated at a price of $5.00 per troy ounce of silver.

(6)

Numbers may not add up due to rounding.

The following table sets forth the estimated Mineral Resources (silver only) for the Zinkgruvan Mine as of December 31, 2004:

Measured, Indicated and Inferred Mineral Resources (1)(2)(3)(4)(5)(6)

Category	Tonnes	Silver Grade (grams per tonne)	Contained Silver (ounces)

Measured	1,070,000	34	1,200,000
Indicated	3,750,000	57	6,900,000

Measured + Indicated	4,820,000	52	8,100,000

Inferred	9,010,000	95	27,600,000

_________________________

(1)

The Mineral Reserves for the Zinkgruvan Mine set out in the table above have been estimated by Lars Malmström, Chief Geologist, and Per Hedström, Senior Geologist, both employees of Zinkgruvan who are each qualified persons under NI 43-101.

(2)

Zinkgruvan uses a 250 Swedish kronor economic cut-off grade when converting Mineral Resources to Mineral Reserves.

(3)

The Mineral Resources set out in the table above are not diluted, but are reported to a minimum mining width.

(4)

Bulk density are a function of different mineral concentrations and are estimated based on grades.

(5)

Cut-off values are calculated at a price of $5.00 per troy ounce of silver.

(6)

Mineral Resources are not known with the same degree of certainty as Proven and Probable Mineral Reserves and do not have demonstrated economic viability.

Mining and Mineral Processing Operations

The long history of mining and processing of the Zinkgruvan ore bodies has progressed the operation through an equally long series of changes to the operation as mining and milling technology evolved.  A modern concentrating facility was built in 1977 and since that time new equipment and automation have been introduced to both the underground and milling operations.  Significant reductions to the operating costs for the nominal 800,000 tonnes per annum operation have been achieved as a result of the changes.  The integration of new ground control technology and mining methods to the underground operation is nearly complete, however, the concentrator continues to operate at approximately 80% of the installed capacity due to a shortage of feed.

In the mid 1990s, the increasing size of the underground mined out areas coupled with inherent horizontal ground stress was leading to increasing difficulty maintaining stability of the hanging wall.  The mining methods and sequences were changed and a new paste backfill system was installed in 2001.  The mine production reached 810,000 tonnes in 2001 which was the highest level of production in the history of the operation.

Since 2001, the underground operation has been working towards refinement of the backfill technology and the mining sequence but has fallen short of production targets.  Backfilling of older mined out areas has now been largely completed, however, the production shortfall has continued in 2004, largely due to the loss of the ore pass from the 350 level to 650 level in the second quarter.  Production was curtailed while a bypass drift was driven and there will be shortfall of approximately 100,000 tonnes for 2004.  Since the WGM site visit in January, the hoist winder has been replaced as scheduled and a decision has been taken to continue the use of electric haulage trucks from the 980 level to 800 level only.  Diesel trucks are being used above 800.  The highly mechanized mining operation and the modern automated concentrator will allow Zinkgruvan to maintain an operating cost structure in the lower quartile of zinc producers.

Underground Operations

The Zinkgruvan underground mine has three shafts with current mining focused on the Burkland and Nygruvan ore bodies.  Shafts P1 and P2 at Nygruvan are 735 metres and 900 metres deep, respectively, with P1 used for hoisting personnel and P2 used for ore, waste, materials and personnel.  There is an internal ramp system below 250 metres but no ramp from surface.  The Knalla shaft, P3, is 350 metres deep and is not a significant part of the current or future operating plan other than as an emergency egress and to support mine ventilation.

In the Burkland deposit, long hole mining is used in panel stoping and sequenced in primary and secondary stopes.  Stope dimensions are 38 metres high by 20 metres wide for the primary stopes and a 25 metres width for the secondary stopes.  On completion of mining of the primary stopes, they are backfilled with paste fill with 4% cement content with the secondary stopes filled with a lower strength paste fill with 2% cement.  In the Nygruvan deposit, sublevel benching is employed followed by paste backfilling.  Stoping is carried out with 15 metre sublevels and stope lengths of 30 metres.

The Zinkgruvan mining operation has evolved from a track operation to primarily a trackless operation.  Although the mine still maintains a track haulage system on the 350 and 650 levels as backup, the main ore haulage to the shaft was completed with three electric Kiruna trucks (two 50 tonne units and one 35 tonne unit).  Some mine servicing is also carried out with track transport from the shaft to the underground shops and storage areas.  Due to battery failure on two of the Kiruna trucks, a study was undertaken regarding whether to replace the electric trucks with Volvo diesel highway type haulage trucks.  A decision was made to keep one electric truck in use for haulage from the 980 to 800 level only.

The Zinkgruvan Mine has all unit operations mechanized and has a modern fleet of equipment.  Due to economic constraint caused by low metal prices in recent years, some capital equipment replacements have been deferred.  The Lundin management has begun to address this issue.

The main Zinkgruvan production hoist has a rated capacity of 1,400,000 tonnes per annum capacity versus the current requirement of hoisting a combined ore and waste total of 1,100,000 tonnes per annum.  The shaft is considered capable of meeting the ore and waste requirements for an ore production averaging 833,000 tonnes per annum anticipated in the unofficial 2005-2009 five-year mine plan.

The ground conditions in the underground workings at Zinkgruvan have an inherent horizontal stress that gradually increased the difficulty in maintaining the hanging wall during the mining cycle.  Mining prior to 2000 had relied on backfilling with a combination of waste rock and sand fill and did not take full advantage of modern ground control technologies.  By the mid 1990s, as the mined out areas increased in size, ground conditions became a more significant factor in planning and achieving production.  This condition was generally more significant in Nygruvan due to the deeper depth of mining and the greater extent of the mined out area.  At the time, the hanging wall stability was not as much an issue in Burkland due to the shallower depth, less advanced mining excavation and the shorter strike length.

Starting in the mid 1990s, Zinkgruvan engaged external consultants to review the ground conditions and recommend changes and additions to the underground operations and ground control program.  Included in the changes implemented over the last seven years are:  construction of a paste backfill plant and incorporation of tight cemented fill in the mining cycle and in catch-up of filling mined out areas; development of a numerical modelling system using the Nfold program to track ground conditions; installation of a seismic monitoring station; development of a stoping sequence and mine development plan designed to maintain hanging wall stability; and development of a ground control management plan.

In 2002 the mine suffered the failure of a main ore pass at Burkland, that significantly restricted production.  The initial paste fill plant operation and underground distribution system also encountered operational difficulties, which took time to resolve.  The operation is now able to support the backfill requirements of ongoing mining and has almost completed the catch-up filling of mined out areas that have been restricted from further mining due to instability of the hanging wall.

Concentrator Operations

The Zinkgruvan concentrator is located immediately south of the P2 main production shaft.  The concentrator was built in 1977 to replace the facility at the Ammeberg site and eliminate the surface rail haulage of the ore to the process facility.  In the 1990s the concentrator was upgraded with both technology and flotation equipment replacements.  The mill has a nominal capacity of 800,000 tonnes annually.  In 2003, it operated about 80% of the time indicating a potential capacity of 900,000 tonnes per annum at an availability of 93%, which is routinely achieved in the industry with concentrator operations of this type.  In addition to the installed capacity that is not currently being utilized, the Zinkgruvan concentrator may also allow opportunities for improved performance and capacity with modifications or additions to the current flowsheet and equipment.

The concentrator final tailings are pumped approximately 4 kilometres south of the plant site to a tailings management area.  The tailings area consists of elevated earth filled dams to contain the tailings flow.  One decant structure drains the water to a holding pond for recycle to the mill.  A second decant structure has been closed off.  The current containment structures are at an elevation of 192 metres above sea level and provide capacity until 2006-2007 depending on the proportion of tailings prepared for underground backfill.

In 2002 the tailings dam developed sinkholes attributed to migration of fines to the decantation towers.  Prior to 2002 there was some small sinkhole activity in the containment structures that has been attributed to migration of fines out of the dam core.  Various geotechnical studies were initiated as well as installation of piezometres in the dam and a comprehensive monitoring plan.  The tailings deposition point was relocated to reduce the hydraulic head near the containment structures.

More recently, in late March 2004 a small sinkhole developed in the upstream dam.  Golder (UK), which has provided geotechnical tailings dam advice in the past, conducted an initial investigation and although it considered the risk of failure of the containment dams remote, recommended an extensive investigation and initial remedial action.  Further investigation was undertaken with the conclusion reached that the problem would be alleviated by ensuring that a relatively large ‘beach’ area was maintained between the tailings dam outer wall and the actual water-covered area.

An application to the regulatory authority for expansion of the tailings dam to an elevation of 200 metres was made in late 2001 and approval was granted subject to payment of a reclamation security deposit.

Environmental

Zinkgruvan has an environmental department and dedicated staff responsible for environmental matters throughout the site.  With rare exception it meets and has met all emission standards.

Recently, elevated zinc values have been noted by local environmental authorities in the northern portion of Lake Vattern near the abandoned former processing and roasting facility of Vieille Montagne in the village of Ammeberg.  Zinkgruvan has stated that it has no liability for activities carried out prior to 1969, but that as a good corporate citizen it is providing assistance to help isolate the problem and provide remediation if required.  Some remedial activity was undertaken during 2004 and more will be undertaken as required.  This does not appear to be a significant economic issue and is being handled appropriately and at low cost by Zinkgruvan.

In December 2001, Zinkgruvan applied to modify its environmental licence or permit to allow for raising the tailings dam by 8 metres to 200 metres above sea level and at the same time to increase production from 900,000 tonnes per annum to 1,500,000 tonnes per annum.  The additional tonnage could include a maximum 500,000 tonnes per annum from the copper zone.  The tailings area presently has storage capacity for two or three additional years assuming the paste fill plant continues to operate at current levels.  The raised dam would allow for production until 2025 at current and planned rates.  Permission was granted in late 2002 but subject to Zinkgruvan depositing with the authorities an amount equal to the projected cost of final rehabilitation.  This amounted to SEK 150,000,000 or roughly $22,000,000 at today’s exchange rate.  There was also a requirement to provide information to show that copper ore production would not result in acid generating tailings, as present tailings are not acid generating.  Zinkgruvan appealed, requesting a lower amount and permission to provide surety over a period of time.  It also stated that final closure costs would likely be less than the amount requested.  In December 2003, the Supreme Environmental Court ruled that a security deposit of SEK 65,000,000 was required to fund closure costs related to activities until that time, unless Zinkgruvan could demonstrate to the satisfaction of environmental authorities that such closure costs would be less.  Zinkgruvan filed a new closure plan on December 1, 2004.  This plan (based on a study of tailings disposal in accordance with prevailing European Union regulations) estimates that closure will cost considerably less than previously estimated.  The tailings, including those which would result from eventual mining of the copper zone, are considered to be inert.  Zinkgruvan estimates that should closure be undertaken today, the cost would be approximately SEK 10,000,000 or $1,500,000.  The security deposit issue is expected to be settled during 2005.

In the fall of 2003, Zinkgruvan was informed that a new nature preserve, covering approximately 135 hectares had been established two kilometres west-southwest of the Knalla shaft.  The normal process of consultation with those who could be affected by such a designation was bypassed by authorities.  The area included in the reserve is underlain in part by the extension of favourable mine stratigraphy where mine geologists now project that it dips under the granite.  Discussions to ensure that the mine can access the surface of the preserve for drilling purposes and to establish a ventilation raise should a new deposit be discovered under the area have been initiated.

Markets and Contracts

Zinkgruvan has a longstanding reputation as a quality and reliable supplier of zinc and lead concentrate to the major smelters in Europe.  All concentrate sales contracts are negotiated and prepared by Lundin personnel based in Stockholm but are signed by and in the name of Zinkgruvan.  All logistical as well as some administrative functions are performed by Zinkgruvan mine site-based personnel.

Zinkgruvan produces approximately 120,000 tonnes per day of zinc concentrate and 48,000 tonnes per day of lead concentrate.  The lead concentrate contains the payable silver.  The quality of the concentrate is uniformly high and it is readily accepted by all customers.  The only issue in respect of the quality is the cobalt content in the zinc concentrate, sometimes 250 parts per million, well above the penalty level of 150 parts per million at some smelters.

Zinc concentrate is sold to four major smelters in Europe on long term contracts.  Terms for three of the customers have treatment charges (“TCs”) fixed on a yearly basis and for two of those customers terms and TCs are based on a 50% brick system, meaning that the TCs for 50% of the tonnage are the TCs agreed for the previous year and for the remaining 50% is that negotiated for the present year.  For the third customer, the TCs are fixed for 100% of the quantity each year in advance.  For the fourth and major customer (±50%), an agreement is in place with TCs for 100% of the quantity fixed for 2004, 67% for 2005 and 33% in 2006.  The agreed fixed TCs are considered high given today’s market and unfavourable for Zinkgruvan and are not open to renegotiation.

All other terms in the zinc contracts, such as payment terms and quotational period, are normal market ones.

Fifty percent of the lead concentrate is sold to one long-term customer but with spot sales its share is currently higher.  The TC for the long-term agreement is based on a 50% brick system.  The TC for 2004 was fixed at European market level.  For the spot quantities sold in 2004, the TCs have been more favourable for the mine.  All other terms are standard market ones.  The silver in the lead concentrate is paid 95% of the contained silver with a deduction of 50 grams per dry tonne.  The large amount of spot sales in 2004 resulted from the situation where the parent company of one of the major lead smelters in Europe ran into financial difficulties in 2003 resulting in the cancellation of that contract.  For 2005 the plan is to sell all lead concentrates to two major European smelters.

Concentrate is shipped by truck 100 kilometres to the port of Otterbacken on Lake Vänern, through the Trollhätte canal to Goteborg and on by sea to north European ports.  All concentrate haulage from the mine, storage and handling at the port and onward transportation is handled by third party contractors.

There are no metal hedges in place.

Europe is today and will continue to be a long-term, net buyer of zinc concentrate.  This means that a local supplier like Zinkgruvan will likely always have a preferred status on the market.

The markets for lead concentrate in Europe have changed to some extent because of smelter closures.   Nonetheless, there should be good offset possibilities for the Zinkgruvan concentrate in the northern part of Europe on a long-term basis.

Capital Costs

Capital requirements to improve and sustain the Zinkgruvan operation have been identified and scheduled in the current life of mine plan.  In addition to these costs, for the purposes of an independent economic evaluation, WGM has made an additional capital cost allowance.  In the initial years of the plan, capital has been included to address issues that are currently identified as critical to production as well as the probable outcome of the mine reclamation/environmental permit amendment negotiations which are continuing.  It is suggested that a bonding option may be available to help reach a more favourable settlement of the reclamation security payment currently under review with the regulatory authority.  An allowance for carrying a bond for the remaining cost of reclamation at the end of the mine life has been made in the economic analysis.

For the purposes of WGM’s economic analysis, it has been assumed that the final cost of reclamation will be $13.7 million.  It has also been assumed that ongoing reclamation will require the expenditure of $4.7 million with $9.0 million required at the end of the mine life.  An allowance has also been made to carry the bonding cost for the final reclamation.  The estimate is approximately 75% of the current estimate, which is believed to overstate the requirement.  This reclamation plan was reworked by Zinkgruvan staff and their environmental consultants during 2004 and was presented to authorities in early December 2004.

In years 2004 to 2005, an additional capital allowance has been made to replace some of the underground drilling and haulage equipment.  Also in years 2004 and 2005, a capital allowance has been made to improve the mill crushing and grinding circuit and add standby equipment in the paste fill plant.  In addition, provision is made to allow re-pulping of dry tailings to increase the paste plant production and accelerate underground backfilling.

Taxes

There are no mining taxes, royalties or Swedish corporate taxes payable in Sweden.  Taxable income losses are carried forward indefinitely but are not carried back.

Production Estimates

WGM has concluded that current Proven and Probable Mineral Reserves are sufficient to support production at current and planned rates for ten years with Measured, Indicated and Inferred Mineral Resources adding nine years.  Silver production is projected to average 2,089,000 ounces from 2005 through to 2009 and 1,807,000 ounces annually from 2010 through to 2017.  Additional exploration and development work is in progress to further extend the life of the operation.

DIVIDENDS

The Company currently intends to retain future earnings, if any, for use in its business and does not anticipate paying dividends on the Common Shares in the foreseeable future.  Any determination to pay any future dividends will remain at the discretion of the Company’s board of directors and will be made taking into account its financial condition and other factors deemed relevant by the board.  The Company has not paid any dividends since its incorporation.

DESCRIPTION OF CAPITAL STRUCTURE

Authorized Capital

The authorized share capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preference shares (the “Preference Shares”), issuable in series.  As of March 24, 2005, 167,010,000 Common Shares and no Preference Shares are issued and outstanding.

Common Shares

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per Common Share at all such meetings.  Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election.  Holders of Common Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Company’s board of directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro-rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of Common Shares with respect to dividends or liquidation.  The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Preference Shares

The Preference Shares may, at any time or from time to time, be issued in one or more series.  The Company’s board of directors shall fix before issue, the number of, the consideration per share of, the designation of, and the provisions attaching to the shares of each series.  Except as required by law or as otherwise determined by the Company’s board of directors in respect of a series of shares, the holder of a Preference Share shall not be entitled to vote at meetings of shareholders.  The Preference Shares of each series rank on a priority with the Preference Shares of every other series and are entitled to preference over the Common Shares and any other shares ranking subordinate to the Preference Shares with respect to priority and payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Company.

MARKET FOR SECURITIES

Common Shares

The Common Shares are listed and posted for trading on the TSX under the symbol “SLW”.

The following table sets forth information relating to the trading of the Common Shares on the TSX for the months indicated.

Month (1)	High (Cdn$)	Low (Cdn$)	Volume

January 2004	1.00	0.25	30,100
February 2004	1.75	0.75	65,720
March 2004	2.00	1.50	39,880
April 2004	Nil	Nil	Nil
May 2004	Nil	Nil	Nil
June 2004	Nil	Nil	Nil
July 2004	Nil	Nil	Nil
August 2004	2.70	2.25	73,613
September 2004	4.25	2.35	76,462
October 2004 (2)(3)	4.50	3.05	1,132,946
November 2004	4.55	3.75	2,755,126
December 2004 (4)	3.85	3.00	9,005,779

(1)

The Company changed its year end to December 31 during 2004.  Accordingly, its most recently completed financial year covered a four month period commencing on September 1, 2004.  However, trading information has been provided for the 12 calendar months ended December 31, 2004.  Prices and volumes are quoted as if the Consolidation was effective on January 1, 2004.

(2)

The Common Shares were de-listed from the TSX Venture Exchange effective at the close on October 21, 2004 and listed on the TSX effective at the open on October 22, 2004.

(3)

The Company completed the Luismin Transaction on October 15, 2004.

(4)

The Company completed the Zinkgruvan Transaction on December 8, 2004.

Warrants

The Warrants are listed and posted for trading on the TSX under the symbol “SLW.WT”.  The Warrants commenced trading on the TSX on December 20, 2004.  The high, low and trading volume from December 20, 2004 to December 31, 2004 was Cdn$0.335, Cdn$0.30 and 2,600,750, respectively.

Series “A” Warrants

The Series “A” Warrants are expected to be listed and posted for trading on the TSX under the symbol “SLW.WT.A” on or about April 1, 2005.  An aggregate of 40,499,994 Series “A” Warrants were issued and sold on November 30, 2004 on a private placement basis at a price of Cdn$0.75 for each unit comprising of 0.2 Common Shares (one pre-Consolidation common share of the Company) and one-half of one Series “A” Warrant.

DIRECTORS AND OFFICERS

The following table sets forth the name, province/state and country of residence, position held with the Company and principal occupation of each person who is a director and/or an officer of the Company.

Name, Province/State and Country of Residence	Position(s) with the Company	Principal Occupation

John A. Brough (1)(2)(3) Florida, United States	Director since October 2004 (4)	President of Torwest Inc. (real estate development company)

R. Peter Gillin (1)(2)(3) Ontario, Canada	Director since October 2004 (4)	Chairman and Chief Executive Officer of Tahera Diamond Corporation (diamond exploration and development company)

Eduardo Luna Mexico City, Mexico	Chairman, Interim Chief Executive Officer and Director since December 2004 (4)	Interim Chief Executive Officer of the Company, Executive Vice President of Wheaton, Executive Vice President of Goldcorp and President of Luismin (mining companies)

Wade D. Nesmith (1)(2)(3) British Columbia, Canada	Director since October 2004 (4)	President, Nesmith Capital Corp. (private consulting company)

Ian W. Telfer British Columbia, Canada	Director since October 2004 (4)	Chairman and Chief Executive Officer of Wheaton, and President and Chief Executive Officer of Goldcorp (mining companies)

Peter D. Barnes British Columbia, Canada	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of Wheaton and Goldcorp (mining companies)

Paul M. Stein Ontario, Canada	Corporate Secretary	Partner, Cassels Brock & Blackwell LLP (law firm)

(1)

Member of the Audit Committee.

(2)

Member of the Compensation Committee.

(3)

Member of the Corporate Governance and Nominating Committee.

(4)

Directors are elected at each annual meeting of Silver Wheaton’s shareholders and serve as such until the next annual meeting or until their successors are elected or appointed.

The principal occupations, businesses or employments of each of the Company’s directors and officers within the past five years are disclosed in the brief biographies set forth below.

John A. Brough – Director.  Mr. Brough has been President of Torwest Inc., a real estate development company, since 1998.  Prior to 1998, Mr. Brough held the position of Executive Vice President and Chief Financial Officer of iStar Internet Inc.  Prior to 1997, Mr. Brough was Senior Vice President and Chief Financial Officer of Markborough Properties Limited.  Mr. Brough is currently a director and Chairman of the Audit Committee of Kinross Gold Corporation and a director and Chairman of the Audit Committee of PBB Global Logistics Income Fund.  He holds a Bachelor of Arts degree and is a Chartered Accountant.

R. Peter Gillin – Director.  Mr. Gillin has been Chairman and Chief Executive Officer of Tahera Diamond Corporation, a diamond exploration and development company, since October 2003.  From November 2002 to May 2003, Mr. Gillin was President and Chief Executive Officer of Zemex Corporation, an industrial minerals corporation.  From 1996 to 2002, Mr. Gillin was Vice Chairman and a director of N.M. Rothschild & Sons Canada Limited, an investment bank, and, from 2001 to 2002, was Acting Chief Executive Officer of N.M. Rothschild & Sons Canada Limited.  He is a Chartered Financial Analyst.  Mr. Gillin is also a member of the Independent Review Committee of TD Asset Management Inc. for the purposes of Mutual Reliance Review System applications under National Instrument 81-102 Mutual Funds.

Eduardo Luna – Chairman and Interim Chief Executive Officer.  Mr. Luna has been Chairman and Interim Chief Executive Officer of Silver Wheaton since October 2004, Executive Vice President of Wheaton since June 2002, Executive Vice President of Goldcorp since March 2005 and President of Luismin since 1991.  He holds a degree in Advanced Management from Harvard University, an MBA from Instituto Tecnologico de Estudios Superiores de Monterrey and a Bachelor of Science in Mining Engineering from Universidad de Guanajuato.  He held various executive positions with Minera Autlan for seven years and with Industrias Peñoles for five years.  He is the former President of the Mexican Mining Chamber and the former President of the Silver Institute.  He serves as Chairman of the Advisory Board of the Faculty of Mines at the University of Guanajuato and of the Mineral Resources Council in Mexico.

Wade D. Nesmith – Director.  Mr. Nesmith is currently the President of Nesmith Capital Corp., a private consulting company.  From January 2004 to December 2004, he was associate counsel with Lang Michener LLP, a law firm with which he practiced from 1993 to 1998.  From 2000 to 2003, he was Vice President, Strategic Development of Westport Innovations Inc., a high performance, low emissions engines and fuel systems company, and, from 1999 to 2000, he was the principal of the law firm of Nesmith & Associates.  Mr. Nesmith was the former Superintendent of Brokers for the Province of British Columbia.  From December 2003 to March 2005, Mr. Nesmith was a director of Oxford Automotive Inc., a U.S. based, tier-one auto parts manufacturer.  He also served as Chairman of the Executive Committee and the Compensation Committee of Oxford Automotive Inc.

Ian W. Telfer – Director.  Mr. Telfer has been Chairman and Chief Executive Officer of Wheaton since September 2001, and Chief Executive Officer and President of Goldcorp Inc. since February 24, 2005 and March 17, 2005, respectively.  Mr. Telfer has over 20 years experience in the precious metals business.  As a founding director of TVX Gold Inc., he served as its President and Chief Executive Officer during the first ten years and has also held positions as a director of Lihir Gold, and President and Chief Executive Officer of Vengold Inc.  In these capacities, Mr. Telfer has raised close to $1 billion for mining exploration and development around the world.

Peter D. Barnes – Executive Vice President and Chief Financial Officer.  Mr. Barnes has been Executive Vice President of Wheaton since February 2003, Chief Financial Officer of Wheaton since July 2003, and Executive Vice President and Chief Financial Officer of Goldcorp since March 2005.  Prior to joining Wheaton, from September 1996 to March 2002, he was Chief Financial Officer of Crew Development Corporation and, from October 2000 to March 2002, was President and Chief Financial Officer of Crew Development Corporation where he was instrumental in building the company over a period of five years.  Mr. Barnes is a Chartered Accountant with over 15 years of senior financial experience, and holds a BSc in Economics from the University of Hull, England.

Paul M. Stein – Corporate Secretary.  Mr. Stein was appointed as Silver Wheaton’s Corporate Secretary in October 2004.  Mr. Stein is a Partner at the law firm of Cassels Brock & Blackwell LLP, and has practiced law with Cassels Brock & Blackwell LLP since 1995.  Mr. Stein practices in the area of corporate and securities law with an emphasis on mining, corporate finance and mergers and acquisitions.  Mr. Stein acts as lead counsel for a number of public clients that have been involved in mergers, corporate reorganizations and takeover bids, going-private transactions, spin-off transactions, corporate finance and corporate governance matters.  Mr. Stein is listed as one of the world’s leading mining practitioners in The International Who’s Who of Mining Lawyers 2004 publication and is recognized as one of the leading lawyers in Canada in the 2005 Lexpert/American Lawyer Guide.

As at March 24, 2005, the directors and executive officers of Silver Wheaton, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 354,000 Common Shares, representing approximately 0.21% of the total number of Common Shares outstanding before giving effect to the exercise of options or warrants to purchase Common Shares held by such directors and executive officers.  The statement as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers of Silver Wheaton as a group is based upon information furnished by the directors and executive officers.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of Silver Wheaton or a shareholder holding a sufficient number of securities of Silver Wheaton to affect materially the control of the Company is, or within the ten years prior to the date hereof has been, a director or executive officer of any company (including Silver Wheaton) that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Wade Nesmith who was a director of an auto parts manufacturing company when it applied for Chapter 11 bankruptcy protection in December 2004 and emered from Chapter 11 bankruptcy protection in March 2005, and Ian Telfer who was Vice Chairman of a technology company when it made an assignment in bankruptcy on July 31, 2001.

No director or executive officer of Silver Wheaton or a shareholder holding a sufficient number of securities of Silver Wheaton to affect materially the control of the Company has, within the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

No director or executive officer of Silver Wheaton or a shareholder holding a sufficient number of securities of Silver Wheaton to affect materially the control of the Company has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of Silver Wheaton’s knowledge, and other than as disclosed in this annual information form, there are no known existing or potential conflicts of interest between Silver Wheaton and any director or officer of Silver Wheaton, except that certain of the directors and officers serve as directors and officers of other public companies, in particular, Wheaton and Goldcorp, and therefore it is possible that a conflict may arise between their duties as a director or officer of Silver Wheaton and their duties as a director or officer of such other companies.  See “Description of the Business — Risk Factors — Conflicts of Interest” and “Interest of Management and Others in Material Transactions”.

The directors and officers of Silver Wheaton are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and Silver Wheaton will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers.  All such conflicts will be disclosed by such directors or officers in accordance with the Business Corporations Act (Ontario) and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described below and elsewhere in this annual information form, since January 1, 2002, no director, executive officer or 10% shareholder of the Company or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Company or any of its subsidiaries.

On October 15, 2004, the Company completed the Luismin Transaction.  See “General Development of the Business – Luismin Transaction”.  Pursuant to the Luismin Transaction, Wheaton became an indirect holder of 108 million Common Shares or 75% of the then outstanding Common Shares.  In connection with the Luismin Transaction, the Company entered into the Services Agreement with Wheaton whereby the Company has agreed to reimburse Wheaton for the use of a portion of its office facilities and the services of its personnel.  The Company pays a monthly fee of Cdn$65,000 to Wheaton under the Services Agreement.  A director of the Company (Ian Telfer) is Chairman and Chief Executive Officer of Wheaton; the Chairman and Interim Chief Executive Officer of the Company (Eduardo Luna) is Executive Vice President and a director of Wheaton; and the Executive Vice President and Chief Financial Officer of the Company (Peter Barnes) is Executive Vice President and Chief Financial Officer of Wheaton.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is CIBC Mellon Trust Company at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

The warrant agent for the Warrants is Olympia Trust Company at is principal office in Calgary, Alberta and Equity Transfer Services Inc. as its co-agent in Toronto, Ontario.  The warrant agent for the Series “A” Warrants is CIBC Mellon Trust Company at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

MATERIAL CONTRACTS

The only material contracts entered into by the Company within the four months ended December 31, 2004 or before such time that are still in effect, other than in the ordinary course of business, are as follows:

1.

The Luismin Silver Purchase Agreement referred to under the heading “General Development of the Business – Luismin Transaction” in this annual information form;

2.

The Wheaton Option Agreement referred to under the heading “General Development of the Business – Luismin Transaction – Rights to Participate in Advanced Projects” in this annual information form;

3.

The Luismin Option Agreement referred to under the heading “General Development of the Business – Luismin Transaction – Rights to Participate in Advanced Projects” in this annual information form;

4.

The Pre-Emptive Rights Agreement referred to under the heading “General Development of the Business – Luismin Transaction” in this annual information form;

5.

The Services Agreement referred to under the heading “Description of the Business – Operations – Employees” in this annual information form;

6.

The Zinkgruvan Silver Purchase Agreement referred to under the heading “General Development of the Business – Zinkgruvan Transaction” in this annual information form;

7.

The common share purchase warrant indenture between the Company and Olympia Trust Company dated as of August 5, 2004, as amended by the supplemental common share purchase warrant indenture dated as of December 8, 2004, in connection with the creation of an aggregate of 117,500,000 Warrants, every five Warrants entitling the holder thereof to purchase one Common Share at a price of Cdn$4.00 until August 5, 2009; and

8.

The common share purchase warrant indenture between the Company and CIBC Mellon Trust Company dated as of November 30, 2004 in connection with the creation of an aggregate of 40,499,994 Series “A” Warrants, every five Series “A” Warrants entitling the holder thereof to purchase one Common Share at a price of Cdn$5.50 until November 30, 2009.

INTERESTS OF EXPERTS

The following individuals are the qualified persons as defined by NI 43-101 in connection with the Mineral Reserve and Mineral Resource estimates contained in this annual information form:

1.

Reynaldo Rivera, AusIMM, at Luismin is the qualified person responsible for the Mineral Reserve and Mineral Resource estimates for the San Dimas and San Martin mines.

2.

John R. Sullivan, P.Geo. Senior Geologist, and G. Ross MacFarlane, P.Eng. Senior Associate Metallurgical Engineer, of WGM are the qualified persons responsible for the Mineral Reserve and Mineral Resource estimates for the Zinkgruvan Mine.

The following are the technical reports prepared in accordance with NI 43-101 from which technical information contained in this annual information form has been derived:

1.

Luismin Mines – Velasquez Spring, P.Eng., Senior Geologist at WGM, and G. Ross MacFarlane, P.Eng., Senior Associate Operations Engineer at WGM, prepared a NI 43-101 report for the Company entitled “An audit of the Mineral Reserves/Resources Tayoltita, Santa Rita, San Antonio, and San Martin Mines as of December 31, 2004 for Silver Wheaton Corp.” dated March 14, 2005.

2.

Zinkgruvan Mine – John R. Sullivan, P.Geo., Senior Geologist, and G. Ross MacFarlane, P.Eng., Senior Associate Metallurgical Engineer, on behalf of WGM, prepared a NI 43-101 report for the Company entitled “A Technical Review of the Zinkgruvan Mine in South-Central Sweden for Silver Wheaton Corp.” dated December 13, 2004.

Each of such reports are available on SEDAR at www.sedar.com under the Company’s profile and a summary of such reports is contained in this annual information form under “Description of the Business – Technical Information”.

None of WGM, nor Messrs. Spring, MacFarlane or Sullivan, held any securities of the Company or of any associate or affiliate of the Company when they prepared the reports referred to above or following the preparation of such reports nor did they receive any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such reports.

None of WGM, its directors, officers or employees, nor Messrs. Spring, MacFarlane or Sullivan, is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

Deloitte & Touche LLP, Chartered Accountants, are the external auditors for the Company.

AUDIT COMMITTEE

The Company’s Audit Committee is responsible for monitoring the Company’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Company’s external auditors.  The committee is also responsible for reviewing the Company’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full board of directors of the Company.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Company’s board of directors.  A copy of the charter is attached hereto as Schedule “A”.

The members of the Company’s Audit Committee are John A. Brough (Chairman), R. Peter Gillin and Wade D. Nesmith.  Each of Messrs. Brough, Gillin and Nesmith are independent and financially literate within the meaning of Multilateral Instrument 52-110 Audit Committees (“MI 52-110”).  In addition to being independent directors as described above, all members of the Company’s Audit Committee must meet an additional “independence” test under MI 52-110 in that their directors’ fees are the only compensation they, or their firms, receive from the Company and that they are not affiliated with the Company.  The meaning of independence under MI 52-110 is set out in Schedule “A” to the Audit Committee’s charter.

The Audit Committee was formed on October 15, 2004 and met once between such time and December 31, 2004 and each of Messrs. Brough, Gillin and Nesmith were present.

Relevant Education and Experience

Set out below is a description of the education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member.

John A. Brough – Mr. Brough has a Bachelor of Arts degree from the Unitversity of Toronto, is a Chartered Accountant and is currently a director and Chairman of the Audit Committee of Kinross Gold Corporation and a director and Chairman of the Audit Committee of PBB Global Logistics Income Fund.

R. Peter Gillin – Mr. Gillin is a Chartered Financial Analyst and is currently the Chairman and Chief Executive Officer of Tahera Diamond Corporation.  Mr. Gillin is also a member of the Independent Review Committee of TD Asset Management Inc. for the purposes of Mutual Reliance Review System applications under National Instrument 81-102 Mutual Funds.

Wade D. Nesmith – Mr. Nesmith has a law degree from Osgoode Hall Law School, has practiced law in the Province of British Columbia as associate counsel with Lang Michener LLP, is the former Superintendent of Brokers for the Province of British Columbia and was formerly Chairman of the Executive Committee and the Compensation Committee and a member of the Audit Committee of Oxford Automotive Inc.

Pre-Approval Policies and Procedures

The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors.  This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

External Auditor Service Fees

Audit Fees

The aggregate audit fees billed by the Company’s external auditors for the four months ended December 31, 2004 were $55,036 (year ended August 31, 2004 – $5,696).

Audit-Related Fees

The aggregate audit-related fees billed by the Company’s external auditors for the four months ended December 31, 2004 were $33,869 (year ended August 31, 2004 – $nil).  Work performed for these fees included the issuance of a compilation report and comfort and consent letters to the TSX Venture Exchange on the pro forma financial statements dated May 31, 2004 which were included in the Company’s filing statement dated October 8, 2004.

Tax Fees

The aggregate tax fees in respect of tax compliance, tax advice and tax planning billed by the Company’s external auditors for the four months ended December 31, 2004 were $305,344 (year ended August 31, 2004 – nil).

All Other Fees

There were no other fees billed by the Company’s external auditors during the last two financial years.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com.  Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans will be contained in the management information circular of the Company to be prepared in connection with the Company’s annual and special meeting of shareholders scheduled to be held on May 17, 2005 which will be available on SEDAR at www.sedar.com.  Additional financial information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the four months ended December 31, 2004.

SCHEDULE “A”

SILVER WHEATON CORP.

AUDIT COMMITTEE CHARTER

I.

PURPOSE

The Audit Committee is a committee of the Board of Directors (the “Board”) of Silver Wheaton Corp. (“Silver Wheaton” or the “Company”).  The primary function of the Audit Committee is to assist the Board in fulfilling its financial reporting and controls responsibilities to the shareholders of the Company and the investment community.  The external auditors will report directly to the Audit Committee.  The Audit Committee’s primary duties and responsibilities are:

A.

overseeing the integrity of the Company’s financial statements and reviewing the financial reports and other financial information provided by the Company to any governmental body or the public and other relevant documents;

B.

recommending the appointment and reviewing and appraising the audit efforts of the Company’s independent auditor, overseeing the independent auditor’s qualifications and independence and providing an open avenue of communication among the independent auditor, financial and senior management and the Board of Directors;

C.

serving as an independent and objective party to oversee and monitor the Company’s financial reporting process and internal controls, the Company’s processes to manage business and financial risk, and its compliance with legal, ethical and regulatory requirements;

D.

encouraging continuous improvement of, and fostering adherence to, the Company’s policies, procedures and practices at all levels.

II.

COMPOSITION AND OPERATIONS

A.

The Committee shall operate under the guidelines applicable to all Board committees (the “Board Guidelines”).

B.

The Audit Committee shall be comprised of at least three directors, all of whom are “independent” as such term is defined in the Board Guidelines.

C.

In addition, unless otherwise authorized by the Board, no director shall be qualified to be a member of the Audit Committee if such director (i) is an “affiliated person”, as defined in Appendix One, or (ii) receives (or his/her immediate family member or the entity for which such director is a director, member, partner or principal and which provides consulting, legal, investment banking, financial or other similar services to the Company), directly or indirectly, any consulting, advisory, or other compensation from the Company other than compensation for serving in his or her capacity as member of the Board and as a member of Board committees.

D.

All members shall, to the satisfaction of the Board of Directors, be “financially literate” as defined in Appendix One, and at least one member shall have accounting or related financial management expertise to qualify as a “financial expert” as defined in Appendix One.

E.

If a Committee member simultaneously serves on the audit committees of more than three public companies, the Committee shall seek the Board’s determination as to whether such simultaneous service would impair the ability of such member to effectively serve on the Company’s audit committee and ensure that such determination is disclosed.

F.

The Committee shall meet at least four times annually, or more frequently as circumstances require. The Committee shall meet within 45 days following the end of each of the first three financial quarters to review and discuss the unaudited financial results for the preceding quarter and the related MD&A and shall meet within 90 days following the end of the fiscal year end to review and discuss the audited financial results for the year and related MD&A prior to their publishing.

G.

The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their audit related duties, members of the Committee shall have full access to all corporate information and shall be permitted to discuss such information and any other matters relating to the financial position of the Company with senior employees, officers and independent auditors of the Company.

H.

As part of its job to foster open communication, the Committee should meet at least annually with management and the independent auditor in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately. In addition, the Committee or at least its Chair should meet with the independent auditor and management quarterly to review the Company’s financial statements.

I.

Each of the Chairman of the Committee, members of the Committee, Chairman of the Board, independent auditors, Chief Executive Officer, Chief Financial Officer or Secretary shall be entitled to request that the Chairman of the Audit Committee call a meeting which shall be held within 48 hours of receipt of such request.

III.

RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties the Audit Committee shall:

A.

Create an agenda for the ensuing year.

B.

Review and update this Charter at least annually, as conditions dictate.

C.

Describe briefly in the Company’s annual report and more fully in the Company’s Management Information Circular the Committee’s composition and responsibilities and how they were discharged.

D.

Documents/Reports Review

i)

Review with management and the independent auditors, the Company’s interim and annual financial statements, management discussion and analysis, earnings releases and any reports or other financial information to be submitted to any governmental and/or regulatory body, or the public, including any certification, report, opinion, or review rendered by the independent auditor for the purpose of recommending their approval to the Board prior to their filing, issue or publication. The Chair of the Committee may represent the entire Committee for purposes of this review in circumstances where time does not allow the full Committee to be available.

ii)

Review analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements.

iii)

Review the effect of regulatory and accounting initiatives, as well as off balance sheet structures, on the financial statements of the Company.

iv)

Review policies and procedures with respect to directors’ and officers’ expense accounts and management perquisites and benefits, including their use of corporate assets and expenditures related to executive travel and entertainment, and review the results of the procedures performed in these areas by the independent auditor, based on terms of reference agreed upon by the independent auditor and the Audit Committee.

v)

Review expenses of the Board Chair and CEO, the CFO and COO annually.

vi)

Ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the issuer’s financial statements, as well as review any financial information and earnings guidance provided to analysts and rating agencies, and periodically assess the adequacy of those procedures.

E.

Independent Auditor

i)

Recommend to the Board and approve the selection of the independent auditor, consider the independence and effectiveness and approve the fees and other compensation to be paid to the independent auditor.

ii)

Monitor the relationship between management and the independent auditor including reviewing any management letters or other reports of the independent auditor and discussing any material differences of opinion between management and the independent auditor.

iii)

Review and discuss, on an annual basis, with the independent auditor all significant relationships they have with the Company to determine their independence and report to the Board of Directors.

iv)

Review and approve requests for any management consulting engagement to be performed by the independent auditor and be advised of any other study undertaken at the request of management that is beyond the scope of the audit engagement letter and related fees. Pre-approval of non-audit services is satisfied if:

a)

The aggregate amount of non-audit services not pre-approved expected to constitute no more than 5% of total fees paid by issuer and subsidiaries to external auditor during fiscal year in which the services are provided;

b)

the Company or a subsidiary did not recognize services as non-audit at the time of the engagement; and

c)

the services are promptly brought to Committee’s attention and approved prior to completion of the audit.

v)

Ensure disclosure of any specific policies or procedures adopted by the Committee to satisfy pre-approval requirements for non-audit services by the Company’s external auditor.

vi)

Ensure that both the audit and non-audit fees are disclosed to shareholders by category.

vii) Review the performance of the independent auditor and approve any proposed discharge and replacement of the independent auditor when circumstances warrant. Consider with management and the independent auditor the rationale for employing accounting/auditing firms other than the principal independent auditor.

viii)

At least annually, consult with the independent auditor out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the organization’s financial statements. Particular emphasis should be given to the adequacy of internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper.

ix)

Arrange for the independent auditor to be available to the Audit Committee and the full Board as needed. Ensure that the auditors report directly to the Audit Committee and are made accountable to the Board and the Audit Committee, as representatives of the shareholders to whom the auditors are ultimately responsible.

x)

Oversee the work of the independent auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services.

xi)

Ensure that the independent auditors are prohibited from providing the following non-audit services and determining which other non-audit services the independent auditors are prohibited from providing:

a)

bookkeeping or other services related to the accounting records or financial statements of the Company;

b)

financial information systems design and implementation;

c)

appraisal or valuation services, fairness opinions, or contribution-in-kind reports;

d)

actuarial services;

e)

internal audit outsourcing services;

f)

management functions or human resources;

g)

broker or dealer, investment adviser or investment banking services;

h)

legal services and expert services unrelated to the audit; and

i)

any other services which the Public Company Accounting Oversight Board determines to be impermissible.

xii)

Approve any permissible non-audit engagements of the independent auditors, in accordance with applicable legislation.

F.

Financial Reporting Processes

i)

In consultation with the independent auditor review the integrity of the organization’s financial and accounting controls and reporting processes, both internal and external.

ii)

Consider the independent auditor’s judgments about the quality and appropriateness, not just the acceptability, of the Company’s accounting principles and financial disclosure practices, as applied in its financial reporting, particularly about the degree of aggressiveness or conservatism of its accounting principles and underlying estimates and whether those principles are common practices or are minority practices.

iii)

Consider and approve, if appropriate, major changes to the Company’s accounting principles and practices as suggested by management with the concurrence of the independent auditor and ensure that the accountants' reasoning is described in determining the appropriateness of changes in accounting principles and disclosure.

G.

Process Improvement

i)

At least annually obtaining and reviewing a report prepared by the independent auditors describing (i) the auditors’ internal quality-control procedures; and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the auditors, or by any inquiry of investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditors, and any steps taken to deal with any such issues.

ii)

Reviewing and approving hiring policies for employees or former employees of the past and present independent auditors.

iii)

Establish regular and separate systems of reporting to the Audit Committee by each of management and the independent auditor regarding any significant judgments made in management’s preparation of the financial statements and the view of each as to appropriateness of such judgments.

iv)

Review the scope and plans of the independent auditor's audit and reviews prior to the audit and reviews being conducted. The Committee may authorize the independent auditor to perform supplemental reviews or audits as the Committee may deem desirable.

v)

Following completion of the annual audit and quarterly reviews, review separately with each of management and the independent auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and reviews, including any restrictions on the scope of work or access to required information and the cooperation that the independent auditor received during the course of the audit and reviews.

vi)

Review any significant disagreements among management and the independent auditor in connection with the preparation of the financial statements.

vii)

Where there are significant unsettled issues the Committee shall ensure that there is an agreed course of action for the resolution of such matters.

viii)

Review with the independent auditor and management significant findings during the year and the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented. This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.

ix)

Review activities, organizational structure, and qualifications of the CFO and the staff in the financial reporting area and see to it that matters related to succession planning within the Company are raised for consideration at the full Board.

H.

Ethical and Legal Compliance

i)

Review management’s monitoring of the Company’s system in place to ensure that the Company’s financial statements, reports and other financial information disseminated to governmental organizations, and the public satisfy legal requirements.

ii)

Review, with the organization’s counsel, legal and regulatory compliance matters, including corporate securities trading policies, and matters that could have a significant impact on the organization’s financial statements.

iii)

Review implementation of compliance with the Sarbanes-Oxley Act, Ontario Securities Commission requirements and other legal requirements.

iv)

Ensure that the CEO and CFO provide written certification with annual and interim financial statements and MD&A and the Annual Information Form.

I.

Risk Management

i)

Make inquires of management and the independent auditors to identify significant business, political, financial and control risks and exposures and assess the steps management has taken to minimize such risk to the Company.

ii) Ensure that the disclosure of the process followed by the Board and its committees, in the oversight of the Company’s management of principal business risks, is complete and fairly presented.

iii)

Review management’s program of risk assessment and steps taken to address significant risks or exposures, including insurance coverage.

J.

General

i)

Conduct or authorize investigations into any matters within the Committee’s scope of responsibilities. The Committee shall be empowered to retain independent counsel, accountants and other professionals to assist it in the conduct of any investigation.

ii)

Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

iii)

Ensure disclosure in the Annual Information Form if, at any time since the commencement of most recently completed financial year, the issuer has relied on any possible exemptions for Audit Committees.

iv)

Perform any other activities consistent with this Charter, the Company’s Articles and By-laws and governing law, as the Committee or the Board deems necessary or appropriate.

IV.

ACCOUNTABILITY

The Committee Chair has the responsibility to make periodic reports to the Board, as requested, on audit and financial matters relative to the Company.

The Committee shall report its discussions to the Board by maintaining minutes of its meetings and providing an oral report at the next Board meeting.

APPENDIX ONE TO SCHEDULE “A” SILVER WHEATON CORP.

AUDIT COMMITTEE CHARTER

Affiliated Person under SEC Rules

An “affiliated person”, in accordance with the rules of the United States Securities and Exchange Commission adopted pursuant to the Sarbanes-Oxley Act, means a person who directly or indirectly controls the Company, or a director, executive officer, partner, member, principal or designee of an entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Company.

Financial Literacy Under Multilateral Instrument 52-110

“Financially literate”, in accordance with MI 52-110, means that the director has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Financial Expert Under SEC Regulation S-K

A person will qualify as “financial expert” if he or she possesses the following attributes:

a)

an understanding of financial statements and generally accepted accounting principles;

b)

the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

c)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities;

d)

an understanding of internal controls and procedures for financial reporting; and

e)

an understanding of audit committee functions.

A person shall have acquired such attributes through:

a)

education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

b)

experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

c)

experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

d)

other relevant experience.